Exhibit (a)(1)(i)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock

of

Speedway Motorsports, Inc.

at

$19.75 Net per Share

by

Speedco, Inc.,
a wholly owned subsidiary of

Sonic Financial Corporation

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE ONE MINUTE PAST 11:59 P.M., NEW YORK CITY TIME, ON SEPTEMBER 16, 2019, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”) of the Company for $19.75 per share (the “Offer Price”), net to the holder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). This Offer to Purchase and the Letter of Transmittal together constitute the “Offer”. Under no circumstances will Purchaser pay interest on the Offer Price, regardless of any extension of the Offer or any delay in making such payment.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 23, 2019 (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Speedway Motorsports, Inc., a Delaware corporation (the “Company”), Sonic Financial Corporation, a North Carolina corporation (“Parent”), and Speedco, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”).

Unless the Offer is earlier terminated, the Offer will expire one minute past 11:59 p.m., New York City time, on September 16, 2019 (the “Expiration Time”, unless the Offer is extended by Purchaser in accordance with the Merger Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire).

The Merger Agreement provides, among other things, that, as soon as practicable (and, in any event, no later than the first business day) following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”), without a vote of the stockholders of the Company, in accordance with section 251(h) of the Delaware General Corporation Law, and will become a wholly owned subsidiary of Parent.

The board of directors of the Company, acting in reliance on the unanimous recommendation of a special committee comprised solely of independent and disinterested directors, has duly and unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company and its stockholders; (ii) approved and adopted the Merger Agreement and declared it advisable for the Company to enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger; (iii) approved the execution and delivery by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; (iv) resolved that the Merger shall be governed by, and effected pursuant to, Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the closing of the Offer; and (v) recommended that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer, in each case, on the terms and subject to the conditions set forth in the Merger Agreement.

The Offer is conditioned upon, among other things, (i) there having been validly tendered (and not validly withdrawn) in accordance with the Offer, prior to the Expiration Time, a number of Shares (excluding any Shares that have not been “received” (as defined in Section 251(h) of the General Corporation Law of the State of Delaware)) that represent at least a majority of the outstanding Shares owned by the Public Stockholders (as defined in the “Introduction” to this Offer to Purchase) (the “Minimum Condition”) and (ii) the Marketing Period (as defined in this Offer to Purchase) for the Debt Financing (as defined in this Offer to Purchase) having ended. The Minimum Condition cannot be waived by the parties to the Merger Agreement. The Offer is also subject to the satisfaction or waiver of other customary conditions specified in the Merger Agreement, as described in “The Offer—Section 15—Conditions to the Offer.” The Offer is not subject to any financing condition.

A summary of the principal terms of the Offer appears on pages 1 through 9 of this Offer to Purchase. This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully before deciding whether to tender your Shares.

Questions, requests for assistance and requests for copies of this Offer to Purchase, the Letter of Transmittal and the other tender offer materials may be directed to the information agent for the Offer at its mailing address, email address and telephone number set forth on the back cover of this Offer to Purchase. Stockholders also may contact their brokers, dealers, banks, trust companies or other nominees for assistance concerning the Offer.

August 16, 2019

Mackenzie Partners, Inc.,

IMPORTANT

If you desire to tender all or any portion of your Shares in the Offer, this is what you must do:

●	If you are a record holder (i.e., a stock certificate or uncertificated stock has been issued directly to you in your own name), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificate(s) and any other documents required in the Letter of Transmittal to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary prior to the Expiration Time. Detailed instructions are contained in the Letter of Transmittal and in “The Offer—Section 3—Procedures for Tendering Shares” of this Offer to Purchase.

●

If you are a record holder and your stock is certificated but your stock certificate is not available or you cannot deliver it to the Depositary prior to the Expiration Time, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please contact MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”), by telephone, toll free, at (800) 322-2885 or by email at tenderoffer@mackenziepartners.com for assistance. See “The Offer—Section 3—Procedures for Tendering Shares” for further details.

●

If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered. Please be aware that your nominee may require that you deliver instructions that your Shares be tendered in advance of the Expiration Time.

The Letter of Transmittal, the certificates for tendered Shares (if applicable) and any other required documents must reach the Depositary prior to the Expiration Time, which will occur one minute past 11:59 p.m., New York City time, on September 16, 2019, unless it is extended or earlier terminated, unless the procedures for guaranteed delivery described in “The Offer—Section 3—Procedure for Tendering Shares” of this Offer to Purchase are followed.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

* * *

Questions and requests for assistance may be directed to the Information Agent at its mailing address, email address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent or from your broker, dealer, commercial bank, trust company or other nominee. Copies of these materials may also be found at the website maintained by the SEC at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

i

SUMMARY TERM SHEET

Speedco, Inc. (“Purchaser”), a wholly owned subsidiary of Sonic Financial Corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Speedway Motorsports, Inc. (“Company”) for $19.75 per Share (the “Offer Price”), net to the holder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), and pursuant to the Agreement and Plan of Merger, dated as of July 23, 2019, by and among the Company, Parent and Purchaser (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”). The following are some of the questions you, as a stockholder of the Company, may have, and answers to those questions. This summary term sheet is not meant to be a substitute for the more detailed information contained in the remainder of this Offer to Purchase, and you should carefully read this Offer to Purchase and the Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal. This summary term sheet includes cross-references to other sections of this Offer to Purchase to direct you to the sections of the Offer to Purchase containing more complete descriptions of the topics covered in this summary term sheet. Unless the context otherwise requires, the terms “we,” “our” and “us” refer to Purchaser. The information concerning the Company contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by the Company or has been taken from or is based upon publicly available documents or records of the Company on file with the SEC or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy or completeness of such information.

Securities Sought	All of the outstanding shares of common stock, par value $0.01 per share, of the Company.

Price Offered Per Share	$19.75 per Share, net to the holder in cash, without interest and less any required withholding taxes.

Scheduled Expiration of Offer	One minute past 11:59 p.m., New York City time, on September 16, 2019, unless the Offer is extended or earlier terminated.

Purchaser	Speedco, Inc., a Delaware corporation and a wholly owned subsidiary of Sonic Financial Corporation, a North Carolina corporation.

Who is offering to buy my securities?

Our name is Speedco, Inc. We are a Delaware corporation formed for the purpose of making this tender offer for all of the outstanding Shares and completing the process by which we will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. We are a wholly owned subsidiary of Parent, a North Carolina corporation. See the “Introduction” to this Offer to Purchase and “The Offer—Section 9—Certain Information Concerning Purchaser and Parent” and “Schedule I” of this Offer to Purchase.

What securities are you offering to purchase?

We are offering to purchase all of the outstanding Shares, on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” to this Offer to Purchase and “The Offer—Section 1—Terms of the Offer.”

Why are you making the Offer?

We are making the Offer as a first step in Parent’s plan to acquire the entire equity interest in the Company, as provided in the Merger Agreement. If the Offer is consummated, Parent intends, as soon as practicable (and, in any event, no later than the first business day) after the consummation of the Offer, to cause Purchaser to consummate the Merger. Upon consummation of the Merger, the Shares will cease to be publicly traded and the Company will become a wholly owned subsidiary of Parent.

What is your relationship or affiliation with the Company?

Our parent company, Parent, is owned and controlled by O. Bruton Smith, the Company’s founder and executive chairman, and members of his family (the “Smith Family”), including Marcus G. Smith, the Company’s chief executive officer and a director of the Company, and B. Scott Smith, a director of the Company, and related entities and trusts. We sometimes refer to the Smith Family, Parent and Purchaser and their respective affiliates (other than the Company and its subsidiaries) collectively as the “Parent Group.” As of the close of business on August 9, 2019, the Parent Group collectively owned approximately 71.3% of the Shares. See “Schedule I” to this Offer to Purchase.

How much are you offering to pay for my securities and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay the Offer Price of $19.75 per Share, net to the holder in cash, without interest and less any required withholding taxes. If you are the record holder of your Shares (i.e., a stock certificate or uncertificated stock has been issued directly to you in your own name) and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your nominee tenders your Shares on your behalf, then your nominee may charge you a fee or commission for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase and “The Offer—Section 2—Acceptance for Payment and Payment for Shares.”

Do you have the financial resources to pay for the Shares?

Yes. We will have sufficient resources available to us to pay for the Shares. Based upon the Company’s filings with the SEC and more recent information provided to us by the Company, we estimate that we will need approximately $264 million in cash to pay the aggregate Offer Price payable in respect of all Shares validly tendered (and not validly withdrawn) pursuant to the Offer or converted into the right to receive the Merger Consideration in the Merger, to pay the consideration payable in respect of Equity Awards pursuant to the Merger Agreement and to pay all fees and expenses expected to be incurred in connection with such transactions and the other transactions contemplated by the Merger Agreement. We expect to fund such payments from $350 million in committed financing from Bank of America, N.A. and BofA Securities, Inc. (together, the “Debt Financing Sources”) pursuant to a commitment letter entered into among Parent and the Debt Financing Sources concurrently with Parent’s entry into the Merger Agreement (as it may be amended, modified or supplemented from time to time, the “Debt Commitment Letter”), which contemplates credit facilities comprised of a five-year senior secured term loan in an aggregate principal amount of $250 million and a five-year senior secured revolving credit facility in an aggregate principal amount of $100 million, of which up to $20 million under such revolving credit facility may be drawn at closing to fund the consummation of the Merger (such commitments and the financing transactions contemplated thereby, the “Debt Financing”). The funding of the Debt Financing is subject to the satisfaction or waiver of certain conditions set forth in the Debt Commitment Letter. The consummation of the Offer is not conditioned upon the funding of the Debt Financing or subject to any other financing condition. See “The Offer—Section 10—Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

No. We do not believe our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

●	the Offer is being made for all outstanding Shares solely for cash;

●	we will have sufficient funds available to us to purchase all Shares tendered in the Offer and to provide funding for the Merger;

●	consummation of the Offer is not subject to any financing condition; and

●	if we consummate the Offer, we expect to acquire any Shares owned by the Company’s remaining stockholders in the Merger for the same cash price per Share as was paid in the Offer.

See “The Offer—Section 10—Source and Amount of Funds.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things, (i) there having been validly tendered (and not validly withdrawn) pursuant to the Offer, prior to the Expiration Time, a number of Shares (excluding any Shares that have not been “received” (as defined in Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”))) that represents at least a majority of the outstanding Shares owned by the Public Stockholders (the “Minimum Condition”) and (ii) the Marketing Period (as defined in “The Offer—Section 15—Conditions to the Offer”) for the Debt Financing having ended. “Public Stockholders” means the stockholders of the Company other than Parent and its affiliates and the Affiliated Stockholders. “Affiliated Stockholders” means OBS Holdings, LLC and Messrs. O. Bruton Smith, Marcus G. Smith, B. Scott Smith, David Bruton Smith, William R. Brooks, Randall Storey and Bernard Byrd (the persons listed in Schedule I to the Merger Agreement). The satisfaction of the Minimum Condition cannot be waived by the parties to the Merger Agreement.

Other conditions to the Offer are described in “The Offer—Section 15—Conditions to the Offer.” See also “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals.” Consummation of the Offer is not conditioned on the funding of the Debt Financing or subject to any other financing condition.

Is there an agreement governing the Offer?

Yes. The Company, Parent and Purchaser have entered into the Merger Agreement, pursuant to which they have agreed on, among other things, the terms and conditions of the Offer and, following consummation of the Offer, the Merger. See the “Introduction” to this Offer to Purchase and “The Offer—Section 13—The Merger Agreement.”

What does the Company’s board of directors think about the Offer?

The Company’s board of directors (the “Company Board”), acting in reliance on the unanimous recommendation of a special committee comprised solely of independent and disinterested directors who are unaffiliated with the Parent Group and are not officers or employees of the Company (the “Special Committee”), has duly and unanimously:

●	determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company and its stockholders;

●

approved and adopted the Merger Agreement and declared it advisable for the Company to enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger;

●	approved the execution and delivery by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger;

●

resolved that the Merger shall be governed by, and effected pursuant to, Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the closing of the Offer; and

●	recommended that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer (such recommendation, the “Company Board Recommendation”);

in each case, on the terms and subject to the conditions set forth in the Merger Agreement.

The Company has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (as it may be amended or supplemented from time to time, the “Schedule 14D-9”), a copy of which (without certain exhibits thereto) is being furnished to the Company’s stockholders in connection with the Offer. The Schedule 14D-9 includes a more complete description of the Company Board’s approval of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Company Board Recommendation. Stockholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.

See “The Offer—Section 11—Background of the Offer and the Merger; Contacts with the Company” and “The Offer—Section 13—The Merger Agreement.”

Do you have interests in the Offer that are different from my interests as a stockholder of the Company?

Yes. Our interests in the Offer (and the subsequent Merger) are different from those of stockholders being asked to sell their Shares. In particular, our financial interests with regard to the price to be paid in the Offer (and the subsequent Merger) are adverse to the interests of the Company stockholders being asked to sell their Shares. Additionally, if you sell your Shares in the Offer (or your Shares are converted into the right to receive the Merger Consideration in the Merger), you will cease to participate in the future earnings or growth, if any, of the Company or benefit from increases, if any, in the value of the Company. On the other hand, Parent will benefit from any future increase in the value of the Company, as well as bear the burden of any future decrease in the value of the Company. See “The Offer—Section 12—Purpose of the Offer and the Merger; Plans for the Company; Effects of the Offer and the Merger; Stockholder Approval; Appraisal Rights.”

What is your position as to the fairness of the transaction?

We believe that the transaction is fair to stockholders of the Company who are not affiliated with Parent, based upon the factors set forth in “Special Factors—Section 1—Position of Parent and Purchaser Regarding Fairness of the Transaction.”

How long do I have to decide whether to tender my Shares in the Offer?

Unless the Offer is extended by Purchaser in accordance with the terms of the Merger Agreement or earlier terminated, the Offer will expire one minute past 11:59 p.m., New York City time, on September 16, 2019 (the “Expiration Time”, unless we extend the Offer in accordance with the Merger Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended, will expire). See “The Offer—Section 1—Terms of the Offer.” You must tender your Shares prior to the Expiration Time. If you cannot deliver everything required to make a valid tender to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), prior to the Expiration Time, you may be able to use a guaranteed delivery procedure, which is described in “The Offer—Section 3—Procedures for Tendering Shares.” In addition, if we extend the Offer (as described in the “Introduction” to this Offer to Purchase), you will have an additional opportunity to tender your Shares. Please be aware that if your Shares are held by a broker, dealer, commercial bank, trust company or other nominee, your nominee may require that you deliver instructions that your Shares be tendered in advance of the Expiration Time.

When and how will I be paid for my tendered Shares?

If the Minimum Condition (which is non-waivable and may not be amended or modified) to the Offer is satisfied and the other conditions to the Offer described in “The Offer—Section 15—Conditions to the Offer” are satisfied or waived as of the Expiration Time, then, promptly after the expiration of the Offer, we will accept for payment all Shares that have been validly tendered (and not validly withdrawn) prior to the Expiration Time and, promptly thereafter, pay for all such Shares.

We will pay for Shares that have been validly tendered (and not validly withdrawn) prior to the Expiration Time by depositing the aggregate Offer Price required to be paid for all such Shares with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in “The Offer—Section 3—Procedures for Tendering Shares”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents for such Shares.

Can the Offer be extended and under what circumstances?

Yes. If, immediately prior to any scheduled expiration time of the Offer (as it may previously have been extended), any condition to the Offer has not been satisfied or waived, if applicable, we may elect to extend the Offer (and will extend the Offer if so requested by the Company and approved by the Special Committee) for one or more consecutive periods of not more than five business days (or for such other period as may be agreed to by Parent and the Company and approved by the Special Committee) until such time as such conditions have been satisfied or waived, if applicable, provided that we will not be required (or permitted without the Company’s prior written consent (which consent shall have been approved by the Special Committee)) to extend the Offer beyond the earlier of (i) December 31, 2019 (the “End Date”) and (ii) the date that is 20 business days after the date on which all conditions to the Offer other than the Minimum Condition have been satisfied. Additionally, subject to certain conditions and limitations, if immediately prior to any scheduled expiration time of the Offer (as it may previously have been extended) the full amount of the Debt Financing that is necessary to fund the amounts required to be paid in connection with the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement would not be available to be funded at the consummation of the Offer and the consummation of the Merger, we may elect to extend the Offer (and will extend the Offer if so requested by the Company (with the approval of the Special Committee)) for one or more consecutive periods of not more than five business days (or for such other period as may be agreed to by Parent and the Company and approved by the Special Committee) to permit the funding of the full amount of the Debt Financing. Further, subject to the End Date, we will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or any rule, regulation or position of the New York Stock Exchange (“NYSE”) or as required by any U.S. federal securities law, in each case, that is applicable to the Offer. See “The Offer—Section 1—Terms of the Offer.”

Will you provide a subsequent offering period?

We do not presently intend to offer a subsequent offering period.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the first business day after the day on which the Offer was scheduled to expire.

How do I tender my Shares?

If you wish to accept the Offer, this is what you must do:

●	If you are a record holder (i.e., a stock certificate or uncertificated stock has been issued directly to you in your own name), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificates and any other documents required in the Letter of Transmittal to the Depositary or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary prior to the Expiration Time. Detailed instructions are contained in the Letter of Transmittal and in “The Offer—Section 3—Procedures for Tendering Shares.”

●

If you are a record holder and your stock is certificated, but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please contact MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”), by telephone, toll free, at (800) 322-2885 or by email at tenderoffer@mackenziepartners.com for assistance. See “The Offer—Section 3—Procedures for Tendering Shares” for further details.

●

If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered. Please be aware that if your Shares are held by a broker, dealer, commercial bank, trust company or other nominee, your nominee may require that you deliver instructions that your Shares be tendered in advance of the Expiration Time.

How do I tender Shares that are not represented by a certificate?

If you directly hold uncertificated Shares in an account with the Company’s transfer agent, American Stock Transfer & Trust Company, LLC, you should follow the instructions for book-entry transfer of your Shares as described in Section 3 of this Offer to Purchase and in the Letter of Transmittal. If you hold your uncertificated Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Company Shares be tendered. See “The Offer—Section 3—Procedures for Tendering Shares.”

Until what time can I withdraw tendered Shares?

You can withdraw some or all of the Shares that you previously tendered in the Offer at any time prior to the Expiration Time and, if such Shares have not yet been accepted for payment as provided herein, at any time after October 15, 2019, the date that is 60 days after the date on which the Offer commenced. Once we accept your tendered Shares for payment upon expiration of the Offer, however, you will no longer be able to withdraw them. See “The Offer—Section 4—Withdrawal Rights.”

How do I withdraw tendered Shares?

To withdraw Shares that you previously tendered in the Offer, you must deliver a written notice of withdrawal, or a facsimile of one, which includes the required information, to the Depositary. This notice must reach the Depositary while you have the right to withdraw such Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, then you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange to withdraw the Shares. See “The Offer—Section 4—Withdrawal Rights.”

Can holders of stock options, restricted stock units and/or restricted shares participate in the Offer?

The Offer is only for Shares that are not subject to vesting conditions and not for any options to purchase Shares (“Company Stock Options”), restricted stock units of the Company (“Company RSUs”), shares of restricted stock of the Company (“Company Restricted Stock”) or any other equity or equity-based awards granted or issued pursuant to any compensation plan or arrangement of the Company or any of its subsidiaries (each, a “Company Stock Plan”, and any such equity or equity-based award, including any Company Stock Option, Company RSU or share of Company Restricted Stock, an “Equity Award”). If you hold unexercised Company Stock Options and you wish to participate in the Offer with respect to the Shares underlying your Company Stock Options, you must exercise your Company Stock Options (to the extent they are exercisable) in accordance with their terms and tender the Shares received upon the exercise in accordance with the terms of the Offer prior to the Expiration Time. Company RSUs and shares of Company Restricted Stock may not be tendered in the Offer unless they vest and become Shares in accordance with their terms and such Shares are tendered in accordance with the terms of the Offer prior to the Expiration Time.

At the effective time of the Merger (the “Merger Effective Time”), each vested or unvested Company Stock Option that is unexpired, unexercised and outstanding immediately prior to the Merger Effective Time will be deemed fully vested and will be canceled and converted into the right to receive an amount in cash equal to the product of (A) the excess, if any, of (1) the Offer Price over (2) the applicable exercise price per Share of such Company Stock Option, and (B) the total number of shares subject to such Company Stock Option immediately prior to the Merger Effective Time, without interest and less any required withholding taxes. Any Company Stock Option outstanding at the Merger Effective Time that has an exercise price per Share equal to or greater than the Offer Price will be canceled at the Merger Effective Time and will cease to exist and the holder thereof will not receive any consideration for such Company Stock Option. See “The Offer—Section 13—The Merger Agreement—Company Stock Options.”

At the Merger Effective Time, each vested or unvested Company RSU that is unexpired and outstanding immediately prior to the Merger Effective Time will be deemed fully vested (and any Company RSU subject to performance vesting conditions with a performance period that remains subject to performance vesting conditions as of the Merger Effective Time will be deemed achieved at target performance levels) and will be canceled and converted into the right to receive an amount in cash equal to the product of (A) the Offer Price and (B) the number of shares represented by such Company RSU immediately prior to the Merger Effective Time, without interest and less any required withholding taxes. See “The Offer—Section 13—The Merger Agreement—Company Restricted Stock Units.”

At the Merger Effective Time, each vested or unvested share of Company Restricted Stock that is unexpired and outstanding immediately prior to the Merger Effective Time will be deemed fully vested (and any Company Restricted Stock with a performance period that remains subject to performance vesting conditions as of the Merger Effective Time will be deemed achieved at target performance levels) and will be canceled and converted into the right to receive an amount in cash equal to the product of (A) the Offer Price and (B) the total number of such shares of Company Restricted Stock immediately prior to the Merger Effective Time, without interest and less any required withholding taxes. See “The Offer—Section 13—The Merger Agreement—Company Restricted Stock.”

Will the Offer be followed by the Merger if less than all of the Shares are tendered in the Offer? If the Offer is completed, will the Company continue as a public company?

If we purchase at least a majority of the outstanding Shares owned by the Public Stockholders in the Offer and the other condition to the consummation of the Merger is satisfied or waived, we will effect the Merger as promptly as practicable (and, in any event, no later than the first business day) thereafter, in accordance with the terms of the Merger Agreement, without a vote or any further action by the stockholders of the Company, pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required to (nor are we permitted to) accept Shares for purchase in the Offer and we will not be able to consummate the Merger.

However, if the Offer is consummated, we expect to complete the Merger pursuant to the applicable provisions of the DGCL, after which the Company, as the surviving corporation, will be a wholly owned subsidiary of Parent and the Shares will no longer be publicly traded. If the Merger takes place, all remaining stockholders (other than the Company, any of its subsidiaries, Parent, us or any other wholly owned subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights in compliance with the applicable provisions of the DGCL) will receive the same cash price per Share as was paid in the Offer. See the “Introduction” to this Offer to Purchase and “The Offer—Section 12—Purpose of the Offer and the Merger; Plans for the Company; Effects of the Offer and the Merger; Stockholder Approval; Appraisal Rights” and “The Offer—Section 13—The Transaction Documents—The Merger Agreement.”

If I decide not to tender, how will the Offer affect my Shares?

If the Merger is consummated, stockholders of the Company who did not tender their Shares in the Offer (other than the Company, any of its subsidiaries, Parent, us or any other wholly owned subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights in compliance with the applicable provisions of the DGCL) will receive in respect of each Share owned immediately prior to the consummation of the Merger cash in an amount equal to the Offer Price, without interest and less any required withholding taxes (the “Merger Consideration”). If we accept and purchase Shares in the Offer, we will consummate the Merger as soon as practicable (and, in any event, no later than the first business day) thereafter, without a vote of or any further action by the stockholders of the Company, pursuant to Section 251(h) of the DGCL. Therefore, if the Merger takes place and you do not validly exercise your appraisal rights under Section 262 of the DGCL, the only difference to you between tendering your Shares and not tendering your Shares is that you may be paid earlier if you tender your Shares.

While we intend to consummate the Merger as soon as practicable after we consummate the Offer, if the Offer is consummated and the Merger does not take place, there may be so few remaining stockholders and publicly traded Shares that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for Shares held by stockholders other than us and our affiliates. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares. Also, the Company may no longer be required to make filings with the SEC or otherwise may no longer be required to comply with the SEC rules relating to publicly held companies. See “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” and “The Offer—Section 13—The Merger Agreement.”

Assuming the Minimum Condition is satisfied and we purchase the tendered Shares in the Offer, no stockholder vote will be required to consummate the Merger, and we do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. See “The Offer—Section 12—Purpose of the Offer and the Merger; Plans for the Company; Effects of the Offer and the Merger Stockholder Approval; Effects of the Offer and the Merger; Appraisal Rights—No Stockholder Approval.”

Are appraisal rights available in either the Offer or the Merger?

No appraisal rights are available in connection with the Offer. However, pursuant to the DGCL, if the Merger is consummated, any stockholder who does not tender its Shares in the Offer will have the right, by fully complying with the applicable provisions of Section 262 of the DGCL, to choose not to accept the consideration payable for its Shares pursuant to the Merger, and instead to demand an appraisal of its Shares by the Court of Chancery of the State of Delaware and receive a cash payment of the “fair value” of its Shares as of the Merger Effective time as determined by the Court of Chancery of the State of Delaware. The “fair value” of such Shares as of the Merger Effective Time may be more than, less than, or equal to the Offer Price. See “The Offer—Section 12—Purpose of the Offer and the Merger; Plans for the Company; Effects of the Offer and the Merger; Stockholder Approval; Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On July 23, 2019, the last full trading day before the Company announced the entry into the Merger Agreement and our intention to commence the Offer pursuant to the terms of the Merger Agreement, the highest intraday sale price of the Shares on the NYSE was $18.95 per share. On August 15, 2019, the last full trading day before the date of this Offer to Purchase, the closing price of the Shares on NYSE was $19.70. On April 23, 2019, the last full trading day before the announcement of Parent’s non-binding proposal to acquire all of the Shares not already owned by the Parent Group for $18.00 per Share, the closing price of the Shares on the NYSE was $13.94. Please obtain a recent quotation for the Shares before deciding whether or not to tender your Shares.

What are the material U.S. federal income tax consequences of exchanging my Shares pursuant to the Offer?

In general, your exchange of Shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of exchanging your Shares pursuant to the Offer in light of your particular circumstances. See “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences.”

Who can I talk to if I have questions about the Offer?

You can contact the Information Agent, MacKenzie Partners, Inc., toll free, at (800) 322-2885 or by email at tenderoffer@mackenziepartners.com. See the back cover of this Offer to Purchase.

To the stockholders of Speedway Motorsports, Inc.:

INTRODUCTION

Speedco, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Sonic Financial Corporation, a North Carolina corporation (“Parent”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Speedway Motorsports, Inc., a Delaware corporation (the “Company”), for $19.75 per Share (the “Offer Price”), net to the holder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal together constitute the “Offer”. Unless the context requires otherwise, the terms “we,” “our” and “us” refer to Purchaser.

If you are the record holder of your Shares (i.e., a stock certificate or uncertificated stock has been issued directly to you in your own name) and you directly tender your Shares to us in the Offer, you will not be required to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the exchange of Shares for cash pursuant to the Offer. However, if you do not complete and sign the IRS Form W-9 that is included in the Letter of Transmittal (or other applicable form), you may be subject to backup withholding at a current rate of 24% on the gross proceeds payable to you. See “The Offer—Section 3—Procedures for Tendering Shares—Backup Withholding.” Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be claimed as a refund or credit against your U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service. Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult their nominee to determine if they will be charged any fees or commissions by their nominee. We will pay all charges and expenses of American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), and MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See “The Offer—Section 17—Fees and Expenses.”

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of July 23, 2019 (the “Merger Agreement”), among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that, as soon as practicable (and, in any event, no later than the first business day) after the consummation of the Offer, and subject to the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Merger Effective Time”), each outstanding Share (other than Shares held by the Company, any of its subsidiaries, Parent, us or any other wholly owned subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Section 262 of the Delaware General Corporation Law (the “DGCL”)) will be converted into the right to receive the Offer Price in cash, without interest and less any required withholding taxes (the “Merger Consideration”). “The Offer—Section 13—The Merger Agreement” contains a more detailed description of the Merger Agreement, including the conditions to the Merger. “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences” describes certain U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.

Unless the Offer is earlier terminated, the Offer will expire one minute past 11:59 p.m., New York City time, on September 16, 2019 (the “Expiration Time”, unless the Offer is extended by Purchaser in accordance with the Merger Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire). See “The Offer—Section 13—The Merger Agreement—Extensions of the Offer.”

The Offer is only for Shares that are not subject to vesting conditions and not for any options to purchase Shares (“Company Stock Options”), restricted stock units of the Company (“Company RSUs”), shares of restricted stock of the Company (“Company Restricted Stock”) or any other equity or equity-based awards granted or issued pursuant to any compensation plan or arrangement of the Company or any of its subsidiaries (each, a “Company Stock Plan”). The Merger Agreement provides that, at the effective time of the Merger (the “Merger Effective Time”):

●	each vested or unvested Company Stock Option that is unexpired, unexercised and outstanding immediately prior to the Merger Effective Time will be deemed fully vested;

●

each vested or unvested Company RSU that is unexpired and outstanding immediately prior to the Merger Effective Time will be deemed fully vested (and any Company RSU subject to performance vesting conditions with a performance period that remains subject to performance vesting conditions as of the Merger Effective Time will be deemed achieved at target performance levels);

●

each vested or unvested share of Company Restricted Stock that is unexpired and outstanding immediately prior to the Merger Effective Time will be deemed fully vested (and any Company Restricted Stock with a performance period that remains subject to performance vesting conditions as of the Merger Effective Time will be deemed achieved at target performance levels); and

●

each Company Stock Option, Company RSU and share of Company Restricted Stock that is deemed fully vested as described above will be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the Offer Price (reduced by the applicable exercise price per Share, in the case of Company Stock Options) and (ii) the number of Shares subject to such Company Stock Option, Company RSU or share of Company Restricted Stock, as applicable, without interest and less any required withholding taxes.

The board of directors of the Company (the “Company Board”), acting in reliance on the unanimous recommendation of a special committee comprised solely of independent and disinterested directors who are unaffiliated with the Parent Group and are not officers or employees of the Company (the “Special Committee”), has duly and unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company and its stockholders; (ii) approved and adopted the Merger Agreement and declared it advisable for the Company to enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger; (iii) approved the execution and delivery by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; (iv) resolved that the Merger shall be governed by, and effected pursuant to, Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the closing of the Offer; and (v) recommended that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”, and the actions of the Company Board in the foregoing clauses (i), (ii) and (iii), the “Company Board Actions”), in each case, on the terms and subject to the conditions set forth in the Merger Agreement. The Company has informed us that, to its knowledge, all of its directors and executive officers (other than directors and officers who are affiliated with Parent) intend to tender all of their transferrable Shares pursuant to the Offer.

The Company has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (as it may be amended or supplemented from time to time, the “Schedule 14D-9”), a copy of which (without certain exhibits thereto) is being furnished to the Company’s stockholders in connection with the Offer. The Schedule 14D-9 includes a more complete description of the Company Board’s approval of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Company Board Recommendation. Stockholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.

Our parent company, Parent, is owned and controlled by O. Bruton Smith, the Company’s founder and executive chairman, and members of his family (the “Smith Family”), including Marcus G. Smith, the Company’s Chief Executive Officer and a director of the Company, and B. Scott Smith, a director of the Company, and related entities and trusts. We sometimes refer to the Smith Family, Parent and Purchaser and their respective affiliates (other than the Company and its subsidiaries) collectively as the “Parent Group”. As of the close of business on August 9, 2019, the Parent Group collectively owned approximately 71.3% of the Shares.

The Offer is conditioned upon, among other things, (i) there having being validly tendered (and not validly withdrawn) in accordance with the terms of the Offer, prior to the Expiration Time, a number of Shares (excluding any Shares that have not been “received” (as defined in Section 251(h) of the DGCL)) that represent at least a majority of the outstanding Shares owned by the Public Stockholders (the “Minimum Condition”) and (ii) the Marketing Period (as defined in “The Offer—Section 15—Conditions to the Offer”) for the Debt Financing (as defined in “The Offer—Section 10—Source and Amount of Funds”) having ended. “Public Stockholders” means the stockholders of the Company other than Parent and its affiliates and the Affiliated Stockholders. “Affiliated Stockholders” means OBS Holdings, LLC (“OBS”) and Messrs. O. Bruton Smith, Marcus G. Smith, B. Scott Smith, David Bruton Smith, William R. Brooks, Randall Storey and Bernard Byrd (the persons listed in Schedule I to the Merger Agreement). The satisfaction of the Minimum Condition cannot be waived by the parties to the Merger Agreement.

Other conditions to the Offer are described in “The Offer—Section 15—Conditions to the Offer.” See also “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals.” The Offer is not subject to any financing condition.

According to the Company, as of the close of business on August 9, 2019, the most recent practicable date, there were (i) 40,853,902 Shares issued and outstanding (including 261,003 shares of Company Restricted Stock), (ii) 40,500 Shares subject to unexpired and unexercised Company Stock Options, (iii) 127,258 Shares issuable upon settlement of Company RSUs, (iv) 261,003 shares of Company Restricted Stock and (v) 3,304,638 Shares reserved for issuance pursuant to the Company Stock Plans.

Assuming no additional Shares are issued prior to the expiration of the Offer, and based on the number of Shares outstanding as of August 9, 2019, we anticipate that the Minimum Condition would be satisfied if, prior to the Expiration Time, approximately 5,717,299 Shares (excluding any Shares that have not been “received” (as defined in Section 251(h) of the DGCL)) were validly tendered (and not validly withdrawn) in accordance with the terms of the pursuant to the Offer.

Subject to the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, we intend to consummate the Merger as soon as practicable (and, in any event, no later than the first business day) after the consummation of the Offer. Following the Merger, the directors of Purchaser immediately prior to the Merger Effective Time will be the directors of the Company as the surviving corporation.

Section 251(h) of the DGCL provides that, subject to certain statutory provisions, no vote of the stockholders of a public Delaware corporation is required to authorize a merger if, following consummation of a tender offer by the acquiring entity for any and all shares that would otherwise be entitled to vote on a merger (other than shares held by the acquiring entity and its affiliates), the stock irrevocably accepted for purchase by the acquiring entity pursuant to such offer and received by the depositary for the Offer prior to expiration of such offer, plus the stock otherwise owned by the acquiring entity equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required for the stockholders of the target corporation to adopt a merger agreement with the acquiring entity, and each share of each class or series of stock of the target corporation not irrevocably accepted for purchase in the offer is converted into the right to receive the same consideration as was payable in the tender offer. The Merger Agreement requires that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of the Company stockholders, in accordance with Section 251(h) of the DGCL. See “The Offer—Section 12—Purpose of the Offer and the Merger; Plans for the Company; Effects of the Offer and the Merger; Stockholder Approval; Appraisal Rights.”

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger pursuant to Section 251(h) of the DGCL without the approval of the Company’s stockholders.

THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

SPECIAL FACTORS

1.	Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger

Parent and Purchaser believe that the Offer and the Merger, and the price per Share to be paid in the Offer and the Merger (i.e., the Offer Price of $19.75 per Share, without interest and less any required withholding taxes), are fair to the Public Stockholders. Parent and Purchaser base their belief on, among other things, the following factors, each of which, in their judgment, supports their view as to the fairness of the Offer and the Merger:

●	The Special Committee unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and the Public Stockholders and (ii) recommended that the Public Stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

●

In connection with making the foregoing determinations and taking the foregoing actions, the Special Committee was advised by its own advisors, including Simpson Thacher & Bartlett LLP, its legal counsel, and Morgan Stanley & Co. LLC (“Morgan Stanley”), its financial advisor. A copy of the opinion of Morgan Stanley, dated July 23, 2019, rendered to the Special Committee with respect to the fairness, from a financial point of view, of the consideration of $19.75 per Share to be received by the Public Stockholders pursuant to the Merger Agreement is attached as Annex B to the Schedule 14D-9.

●	The Offer Price represents a premium of:

●	approximately 42% over the closing price of the Shares of $13.94 on April 23, 2019, the last trading day prior to the date of the public announcement of the nonbinding proposal by Parent to acquire all of the outstanding Shares not already owned by Parent or other affiliates or members of the Smith Family for a price per Share of $18.00; and

●

approximately 36% over the volume-weighted average price of the Shares of $14.53 for the thirty-day period prior to the date of the public announcement of the nonbinding proposal by Parent to acquire all of the outstanding Shares not already owned by Parent or other affiliates or members of the Smith Family for a price per Share of $18.00.

●	Neither the Offer nor the Merger is subject to any financing condition.

●	The Offer provides the Public Stockholders with the certainty of receiving a cash value for their Shares.

In addition, we believe that the Offer and the Merger are procedurally fair to the Public Stockholders, based on, among other things, the following factors:

●	As described above, the Special Committee, which was comprised solely of independent and disinterested directors who are unaffiliated with the Parent Group and are not officers or employees of the Company, retained its own legal and financial advisors to assist it in its evaluation and negotiation of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

●	No member of the Parent Group participated in or had any influence on the deliberative process with respect to the conclusions reached by the Special Committee.

●	Each of the Company’s stockholders will be able to decide whether or not to tender Shares in the Offer.

●	The Offer cannot be consummated unless at least a majority of the Shares held by the Public Stockholders are tendered pursuant to the Offer.

●	Such stockholders will have sufficient time to make a decision whether or not to tender because the Offer will remain open for a minimum of 20 business days.

●

If the Merger is completed, stockholders at that time who have properly exercised their appraisal rights in compliance with the applicable provisions of the DGCL will be entitled to receive the “fair value” of their Shares, as determined by a court, by following the appraisal procedures under Delaware law.

●

Any stockholder that tenders all its Shares in the Offer or has its Shares converted into the right to receive the Merger Consideration in the Merger will not bear the risk of loss due to any decline in the value of the Shares, if the Offer and the Merger are completed.

Parent and Purchaser also considered the following factors, each of which they considered negative in their considerations concerning the fairness of the terms of the Offer and the Merger:

●	Any stockholder that tenders all its Shares in the Offer or has its Shares converted into the right to receive the Merger Consideration in the Merger will cease to participate in the future earnings or growth, if any, of the Company or benefit from increases, if any, in the value of the Company.

●

Certain directors and executive officers of the Company have actual or potential conflicts of interest in connection with the Offer and the Merger. See “Special Factors—Section 2—Interests of Certain Persons in the Offer and the Merger”

●

The receipt of cash for Shares pursuant to the Offer or the Merger generally will be a taxable transaction for U.S. federal income tax purposes. See “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences of the Offer and the Merger.”

●	The Parent Group’s collective ownership, as of the close of business on August 9, 2019, of approximately 71.3% of the Shares may discourage competing offers from third parties.

Neither Parent nor Purchaser found it practicable to assign, nor did either of them assign, relative weights to the individual factors considered in reaching their conclusion as to fairness. Parent’s financial advisor, BofA Securities, Inc. (“BofA Merrill Lynch”), was not asked to deliver, and did not deliver, an opinion to Parent or any other person as to the fairness, from a financial point of view or otherwise, of the consideration to be paid or received, as the case may be, in connection with the Offer and the Merger.  BofA Merrill Lynch’s presentation dated July 23, 2019 does not constitute a recommendation to any stockholder with respect to the Offer Price or as to how to vote or act in connection with the proposed Merger or any other matter.

In reaching their conclusion as to fairness, neither Parent nor Purchaser considered the liquidation value or net book value of the Company. The liquidation value of the Company was not considered because the Company is a viable going concern and Parent has no plans to liquidate the Company. Net book value of the Company, which is an accounting concept, was not considered because Parent and Purchaser believe that net book value is not a material indicator of the value of the Company as a going concern, but rather is indicative of historical costs, and therefore is irrelevant to a determination as to whether the Offer is fair to the Public Stockholders.

Parent and Purchaser are not aware of any firm offers made by a third party to acquire the Company during the past two years and, in any event, no member of the Parent Group has any intention of selling any of the Shares it owns to any third party. Third-party offers were not considered by Parent or Purchaser in reaching their conclusion as to fairness.

The foregoing discussion of the information and factors considered and given weight by Parent and Purchaser is not intended to be exhaustive, but includes the factors considered by Parent and Purchaser to be material. Parent’s and Purchaser’s view as to the fairness of the transaction to the Public Stockholders should not be construed as a recommendation to any stockholder as to whether that stockholder should tender its Shares in the Offer.

2.	Interests of Certain Persons in the Offer and Merger

Financial Interests.

The financial interests of Parent with regard to the Offer Price are generally adverse to the financial interests of the stockholders being asked to tender their Shares.

Executive Officers and Directors of the Company.

The stockholders being asked to tender their Shares should be aware that the executive officers and certain directors of the Company have interests in connection with the Offer and the Merger that present them with actual or potential conflicts of interest. A description of these interests, including the information required to be disclosed pursuant to Item 402(t) of Regulation S-K, is included in the Schedule 14D-9 under the heading “Item 3—Past Contacts—Transactions, Negotiations and Agreements—Arrangements with the Company’s Directors and Executive Officers,” which description and information are incorporated herein by reference.

Conflicts of Interest.

In considering the fairness of the consideration to be received in the Offer, stockholders should be aware that Parent has certain current actual or potential conflicts of interest in connection with the Offer and the Merger. As a result of the fact that, as of the close of business on August 9, 2019, the Parent Group collectively owned approximately 71.3% of the Shares, Parent may be deemed to control the Company. In addition, certain of Parent’s executive officers and directors are also executive officers and directors of the Company, as further described in the Schedule 14D-9.

3.	Transactions and Arrangements Concerning the Shares.

Except as set forth elsewhere in this Offer to Purchase: (i) none of Purchaser, Parent or, to Purchaser’s or Parent’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Parent, Purchaser or of any of the persons so listed beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Purchaser, Parent or, to Purchaser’s or Parent’s knowledge, any of the persons or entities referenced in clause (i) above has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (iii) none of Purchaser, Parent or, to Purchaser’s or Parent’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Purchaser, Parent, any of their respective subsidiaries or, to Purchaser’s or Parent’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations, other than as so reported; (v) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Purchaser, Parent, any of their respective subsidiaries or, to Purchaser’s or Parent’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (vi) none of Purchaser, Parent or, to Purchaser’s or Parent’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); (vii) none of the persons listed on Schedule I of this Offer to Purchase has made a recommendation either in support of or in opposition to the Offer or the Merger and (viii) none of Purchaser, Parent or, to Purchaser’s or Parent’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

The Company has informed us that, to the knowledge of the Company after reasonable inquiry, each executive officer, director and affiliate of the Company (other than directors and officers who are affiliated with Parent and members of the Parent Group) currently intends, subject to compliance with applicable law, including Section 16(b) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), to tender all Shares held of record or beneficially owned by such person or entity in the Offer.

4.	Related Party Transactions.

Pursuant to a joint services agreement between the Company and Parent that became effective on January 1, 2015, the Company and Parent utilize certain shared employees, with each party responsible for its proportionate share of each employee’s total wages (except the Company’s portion of the value of Parent’s shared employee is offset against any amounts owed by Parent to the Company). In addition, under the joint services agreement, Parent provides the Company access to the use of airplanes at hourly rates set forth in the agreement. The Company incurred net expenses of approximately $1,523,000 and $845,000 under the joint services agreement in 2018 and 2017, respectively.

The Company and certain Company subsidiaries lease office and warehouse facilities from affiliates of the Company through common ownership by the Company’s Executive Chairman and Chief Executive Officer, each of whom are affiliates of Parent, under annually renewable lease agreements. Rent expense for the Company and these subsidiaries in 2018 and 2017 approximated $725,000 and $721,000, respectively. At December 31, 2018 and 2017, amounts owed to these affiliates were de minimis.

Oil-Chem Research Corporation (“Oil-Chem”) sells zMAX micro-lubricant® product to certain Sonic Automotive, Inc. (“SAI”) dealerships for resale to service customers of the dealerships in the ordinary course of business. SAI is a Company affiliate through common ownership by the Company’s Executive Chairman and Chief Executive Officer, each of whom are also affiliates of Parent. Total purchases from Oil-Chem by SAI dealerships approximated $1,621,000 and $1,940,000 in 2018 and 2017, respectively. SMISC Holdings, LLC, a subsidiary of the Company (“SMI Properties”), sells apparel and other merchandise to SAI and its dealerships. Total purchases from SMI Properties by SAI and its dealerships totaled approximately $929,000 and $866,000 in 2018 and 2017, respectively. Various SMI subsidiaries purchased new and used vehicles for operations and employee use from certain subsidiary dealerships of SAI in 2018 and 2017 for an aggregate of approximately $217,000 and $238,000, respectively. At December 31, 2018 and 2017, associated amounts due from and due to SAI and its dealerships were de minimis.

5.	Rule 13e-3

Because Purchaser is an affiliate of the Company, the transactions contemplated by the Merger Agreement constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the Offer and the Merger and the consideration offered to stockholders of the Company that are unaffiliated with Parent be filed with the SEC and disclosed to minority stockholders prior to consummation of the Offer and such merger. We have provided such information in this Offer to Purchase and in a combined Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 (the “Schedule TO”) and exhibits thereto filed with the SEC pursuant to Rules 14d-3 and 13e-3 under the Exchange Act. If the purchase of Shares pursuant to the Offer results in fewer than 300 holders of record of Shares, we intend to file a Form 15 to evidence the termination of the Company’s duty to file reports pursuant to Section 15(d) of the Exchange Act with respect to the Shares as soon after the consummation of the Offer as the requirements for deregistration are met. However, the Company will continue to file with the SEC (i) all quarterly and annual financial information that would be required to be set forth in Forms 10-Q and 10-K and (ii) all current reports that would be required to be set forth in Form 8-K, in each case, in accordance with, and for so long as required by, the Company’s Indenture, dated January 27, 2015, by and among the Company, certain of its subsidiaries and U.S. Bank National Association, as amended and supplemented (the “Existing Indenture”).

For a description of certain contacts between the Company and Purchaser and its affiliates that were related to the Offer, please see “The Offer—Section 11—Background of the Offer; Contacts with the Company.” Further, please see “The Offer—Section 12—Purpose of the Offer and the Merger; Plans for the Company; Effects of the Offer and the Merger; Stockholder Approval; Appraisal Rights” for a description of (a) the purpose the Offer, (b) our plans for the Company, (c) why we do not anticipate seeking the approval of the Company’s stockholders who are unaffiliated with Parent and its affiliates and (d) the availability of appraisal rights in connection with the Offer and the Merger.

6.	Conduct of the Company’s Business if the Offer Is Not Consummated

If the Offer is not consummated, we will re-evaluate our options with respect to the Company. In particular, we may, among other things, not take any action at that time (including not purchasing any additional Shares) or make a new tender offer.

If we were to pursue any of these alternatives, it might take considerably longer for the Public Stockholders to receive any consideration for their Shares (other than through sales in the open market) than if they had tendered their Shares in the Offer. No assurance can be given that any of such alternatives will be pursued or as to the price per Share that may be paid in any such future acquisition of Shares or the effect any such actions could have on trading price of the Shares.

7.	Recommendation by the Board of Directors of the Company

The Company has represented to Purchaser and Parent in the Merger Agreement that, at a meeting duly called and held, the Company Board, in reliance on the unanimous recommendation of the Special Committee, has unanimously:

●	determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company and its stockholders;

●

approved and adopted the Merger Agreement and declared it advisable for the Company to enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger;

●	approved the execution and delivery by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger;

●

resolved that the Merger shall be governed by, and effected pursuant to, Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the closing of the Offer; and

●	recommended that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer (such recommendation, the “Company Board Recommendation”);

in each case, on the terms and subject to the conditions set forth in the Merger Agreement.

A more complete description of the Company Board’s approval of the Offer and the Merger is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the SEC and furnished to the Company’s stockholders in connection with this Offer.

8.	Materials Prepared by Parent's Financial Advisor

Parent retained BofA Merrill Lynch to act as its financial advisor in connection with the Merger.  BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Parent selected BofA Merrill Lynch to act as its financial advisor in connection with the Merger on the basis of BofA Merrill Lynch’s experience in transactions similar to the Offer and the Merger, its reputation in the investment community and its familiarity with Parent and the Company.

BofA Merrill Lynch provided certain materials to Parent on July 23, 2019 (the “Presentation”), and answered related questions.

The following summary of the Presentation is qualified in its entirety by reference to the full text of the Presentation.  BofA Merrill Lynch was not asked to deliver and did not deliver an opinion to Parent or any other person as to the fairness, from a financial point of view or otherwise, of the consideration to be paid or received, as the case may be, in connection with the Merger. BofA Merrill Lynch did not prepare the Presentation for the benefit of any party (including the Public Stockholders, the Special Committee or the Company Board) other than Parent. BofA Merrill Lynch did not determine or recommend the Offer Price of $19.75, which was determined by negotiation between Parent and the Special Committee. The Presentation does not constitute a recommendation or support a recommendation to the Public Stockholders with respect to any particular offer price for the Shares. BofA Merrill Lynch also did not prepare the Presentation to support a determination that the Offer Price of $19.75 is fair, from a financial point of view or otherwise, to the Public Stockholders or any other person.  The Presentation does not express any opinion or view as to the relative merits of the transactions contemplated by the Merger Agreement, including the Offer and the Merger in comparison to other strategies or transactions that might be available to Parent or in which Parent might engage or as to the underlying business decision of Parent to proceed with or effect the Offer or the Merger.

The full text of the Presentation, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, has been filed as Exhibit (c) to the Schedule TO and is incorporated by reference herein in its entirety. Copies of the Presentation may be obtained from the SEC as described in “The Offer—Section 9—Certain Information Concerning Purchaser and Parent” and will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours upon the request of any stockholder. You are urged to, and should, read the Presentation in its entirety. The Presentation does not constitute a recommendation to any stockholder as to how to vote or act in connection with the Offer or the Merger or any other matter.

In providing financial advice and preparing the Presentation, BofA Merrill Lynch has, among other things:

●	reviewed certain publicly available business and financial information relating to the Company;

●	reviewed the Management LRP (as defined and further described in “Special Factors—Section 8—Certain Information Concerning Company Management’s Long-Range Plan”);

●	compared certain financial and stock market information of the Company with similar information of another company BofA Merrill Lynch deemed relevant;

●	compared certain financial terms of the Offer and the Merger to financial terms, to the extent publicly available, of another transaction BofA Merrill Lynch deemed relevant; and

●	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

The discussion set forth below in the section entitled “Summary of Material Financial Analyses” represents a brief summary of the material financial analyses presented by BofA Merrill Lynch to Parent on July 23, 2019. The financial analyses summarized below include information presented in tabular format.  In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch.

Summary of Material Financial Analyses.

Selected Publicly Traded Companies Analysis.  BofA Merrill Lynch reviewed publicly available financial and stock market information for the Company and International Speedway Corporation (“ISC”), a publicly traded company with characteristics considered by BofA Merrill Lynch to be similar to the Company.

BofA Merrill Lynch reviewed, among other things, the enterprise values of the selected publicly traded companies, calculated as equity values, plus debt, less cash, as a multiple of estimated last-twelve-months (“LTM”) earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA.

BofA Merrill Lynch then applied LTM multiples of 6.5x to 8.5x derived from the selected publicly traded companies, based on its professional judgment and experience, to the Company’s estimated EBITDA at June 30, 2019.  The estimated LTM EBITDA observed for the Company at June 30, 2019 was $117 million.  In calculating the Company’s equity value, BofA Merrill Lynch treated deferred race event and other income as restricted cash.  Estimated financial data of the selected publicly traded companies were based on publicly available research analysts’ estimates, and estimated financial data of the Company were based on the Management LRP.  This analysis indicated the following approximate implied per Share equity value reference range for the Company as compared to the Offer Price:

Implied Per Share Equity Value Reference Range for the Company	Offer Price
LTM 6/30/2019E EV/EBITDA

$13.75 – $19.50	$19.75

No company used in this analysis is identical or directly comparable to the Company.  Accordingly, an evaluation of the results of this analysis is not entirely mathematical.  Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which the Company was compared.

Selected Precedent Transaction Analysis.  BofA Merrill Lynch reviewed, to the extent publicly available, financial information relating to the following selected transaction involving companies in the motorsports organization and promotion industry:

Date	Acquiror	Target

May 22, 2019	NASCAR Holdings, Inc.	International Speedway Corporation

BofA Merrill Lynch reviewed the transaction value, calculated as the enterprise value implied for ISC (the target company in the selected transaction) as a multiple of ISC’s LTM estimated EBITDA.  BofA Merrill Lynch then applied the LTM EBITDA multiple of 8.6x derived from the selected transaction, based on its professional judgment and experience, to the Company’s estimated EBITDA at June 30, 2019 of $117 million.  Estimated financial data of the selected transaction were based on publicly available information.  Estimated financial data of the Company were based on the Management LRP. This analysis indicated the following approximate implied per Share equity value for the Company, as compared to the Offer Price:

Implied Per Share Equity Value for the Company	Offer Price

$20.00	$19.75

No company, business or transaction used in this analysis is identical or directly comparable to the Company or the Offer or the Merger.  Accordingly, an evaluation of the results of this analysis is not entirely mathematical.  Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transaction to which the Company and the Offer and the Merger were compared.

Discounted Cash Flow Analysis.  BofA Merrill Lynch performed a discounted cash flow analysis of the Company to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate during the Company’s second, third and fourth fiscal quarters of 2019, and during the Company’s fiscal years 2020 through 2023, based on the Management LRP.  BofA Merrill Lynch calculated terminal values for the Company by applying perpetuity growth rates of negative 0.50% to 0.50%, based on its professional judgment and experience, to the Company’s terminal estimated Free Cash Flow.  The cash flows and terminal values were then discounted to present value as of March 31, 2019, assuming a mid-year convention, using discount rates ranging from 6.25% to 7.75%, which were based on an estimate of the Company’s weighted average cost of capital. From the resulting enterprise values, BofA Merrill Lynch deducted net debt (net of deferred race event and other income (treated as restricted cash) as of March 31, 2019), to derive equity values. This analysis indicated the following approximate implied per Share equity value reference range for the Company as compared to the Offer Price:

Implied Per Share Equity Value Reference Range for the Company	Offer Price

$15.25 – $22.50	$19.75

Miscellaneous.

As noted above, the discussion set forth above in the section entitled “Summary of Material Financial Analyses” is a summary of the material financial analyses presented by BofA Merrill Lynch to Parent in the Presentation and is not a comprehensive description of all analyses undertaken or factors considered by BofA Merrill Lynch in connection with its financial advisory services, including the preparation and delivery of the Presentation. BofA Merrill Lynch believes that its analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses.

BofA Merrill Lynch’s advice was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of the Presentation. It should be understood that subsequent developments may affect the Presentation, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm the Presentation. Except as described in this summary, Parent imposed no other limitations on the investigations made or procedures followed by BofA Merrill Lynch in preparing and delivering the Presentation.

In connection with its financial advisory services, including the preparation of the Presentation, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the Company’s management and Parent that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Management LRP, BofA Merrill Lynch was advised by the Company, and assumed, with the consent of Parent, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the Company’s management as to the future financial performance of the Company. BofA Merrill Lynch relied, at the direction of Parent, upon the assessments of the Company’s management as to the potential impact of market, governmental and regulatory trends and developments relating to or affecting the Company and its business.

BofA Merrill Lynch did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company nor did it make any physical inspection of the properties or assets of the Company.  BofA Merrill Lynch did not evaluate the solvency or fair value of the Company under any state, federal or other laws relating to bankruptcy, insolvency or similar matters.  In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company.  The estimates of the future performance of the Company, including the Management LRP, in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s analyses.  BofA Merrill Lynch’s analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future.  Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual values of the Company.

The type and amount of consideration payable in respect of Shares tendered in the Offer or converted in the Merger was determined through negotiations between the Special Committee and Parent, rather than by any financial advisor. The decision to enter into the Merger Agreement was solely that of Parent, Purchaser and the Company.

Parent has agreed to pay BofA Merrill Lynch for its services in connection with the Offer and the Merger an aggregate fee of $6.5 million, all of which is contingent upon consummation of the Offer and the Merger.  Parent also has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.  In addition, BofA Merrill Lynch is participating in the debt financing of the Offer Merger, including providing the Debt Financing (as defined and further described in “The Offer—Section 10—Source and Amount of Funds”), in connection with which BofA Merrill Lynch will receive fees that are estimated to be in an amount of up to $5.075 million.  For more information about the Debt Financing, see “The Offer—Section 10—Source and Amount of Funds.”

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals.  In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of the Company, including the Shares, Parent and certain of their respective affiliates. BofA Merrill Lynch and its affiliates may tender Shares in the Offer for their own accounts or accounts of customers.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to Parent and/or certain of its affiliates, including the Company, and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as administrative agent, co-lead arranger, joint bookrunner for, and/or lender under, certain term loans, letters of credit or other credit facilities of Parent and/or certain of its affiliates (including the Company), (ii) having provided or providing certain treasury management services and products to Parent and/or certain of its affiliates (including the Company) and (iii) having provided or providing certain commodity, derivatives and/or foreign exchange trading services to Parent and/or certain of its affiliates (including the Company). From July 1, 2017 through June 30, 2019, BofA Merrill Lynch and its affiliates derived aggregate revenues for investment and corporate banking services from Parent and its affiliates (excluding the Company) of less than $1 million and aggregate revenues from the Company of approximately $2 million.

THE OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for, promptly after the Expiration Time, all Shares that are validly tendered and not validly withdrawn in accordance with the procedures set forth in “—Section 3—Procedures for Tendering Shares” at or prior to the Expiration Time. “Expiration Time” means one minute past 11:59 p.m., New York City time, on September 16, 2019, unless extended or earlier terminated, in which event “Expiration Time” means the latest time and date at which the Offer, as so extended, expires. No “subsequent offering period” in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) will be available.

The Offer is subject to the conditions set forth in “—Section 15—Conditions to the Offer,” which include, among other things, satisfaction of the Minimum Condition, which condition may not be waived by the parties.

Pursuant to the terms of the Merger Agreement, if, immediately prior to any scheduled expiration time of the Offer (as it may previously have been extended), any condition to the Offer has not been satisfied or waived, we may elect to extend the Offer (and will extend the Offer if so requested by the Company and approved by the Special Committee) for one or more consecutive periods of not more than five business days (or for such other period as may be agreed to by Parent and the Company and approved by the Special Committee) until such time as such conditions have been satisfied or waived, provided that we will not be required (or permitted without the Company’s prior written consent (which consent shall have been approved by the Special Committee)) to extend the Offer beyond the earlier of (i) December 31, 2019 (the “End Date”), and (ii) the date that is 20 business days after the date on which all conditions to the Offer other than the Minimum Condition have been satisfied. Additionally, subject to certain conditions and limitations, if immediately prior to any scheduled expiration time of the Offer (as it may previously have been extended) the full amount of the Debt Financing that is necessary to fund the amounts required to be paid in connection with the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement would not be available to be funded at the consummation of the Offer and the consummation of the Merger, we may elect to extend the Offer (and will extend the Offer if so requested by the Company (with the approval of the Special Committee)) for one or more consecutive periods of not more than five business days (or for such other period as may be agreed to by Parent and the Company and approved by the Special Committee) to permit the funding of the Debt Financing. Further, subject to the End Date, we will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or any rule, regulation or position of the New York Stock Exchange (“NYSE”) or as required by any U.S. federal securities law, in each case, that is applicable to the Offer. See “—Section 4—Withdrawal Rights.”

Purchaser also reserves the right to waive any of the conditions to the Offer and to make any change in the terms of the Offer (in each case, other than the Minimum Condition), provided that the Company’s consent (which consent has been approved by the Special Committee) is required for Purchaser to (i) decrease the Offer Price, (ii) change the form of consideration to be paid in the Offer, (iii) decrease the number of Shares subject to the Offer, (iv) accelerate, extend or otherwise change (or make any other amendment that would have the effect of accelerating, extending or otherwise changing) the Expiration Time of the Offer except as otherwise required or permitted by the Merger Agreement as described under “Section 13—The Merger Agreement—Extensions of the Offer,” (v) impose conditions to the Offer other than any of the conditions described in “—Section 15—Conditions to the Offer,” or (vi) otherwise amend, modify or supplement any of the terms or conditions of the Offer in a manner that adversely affects the Public Stockholders in their capacities as such.

If we make a material change to the terms of the Offer or waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials, in each case, to the extent required by applicable law. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought (including, for the avoidance of doubt, a change in price or percentage of securities sought), a minimum of ten business days generally is required to allow adequate dissemination and investor response. If, prior to the Expiration Time, Purchaser decides, in its sole discretion, to increase the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration would be paid to all stockholders whose Shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to the announcement of the increase in consideration.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

As soon as practicable (and, in any event, no later than the first business day) after the closing of the Offer, Purchaser and Parent expect to complete the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

The Company has provided us with its stockholder list, security position listings and certain other information regarding the beneficial owners of Shares for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions to the Offer, we will accept for payment and pay for, promptly after the Expiration Time, all Shares validly tendered and not validly withdrawn prior to the Expiration Time. For information with respect to approvals or other actions that we are or may be required to obtain prior to the completion of the Offer, see “—Section 16—Certain Legal Matters; Regulatory Approvals.”

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. Upon the deposit of such funds with the Depositary, Purchaser’s obligation to make such payment will be satisfied in full, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

In all cases, payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined below)), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or in connection with a book-entry transfer, an Agent’s Message (defined in “—Section 3—Procedures for Tendering Shares—Book-Entry Delivery”) and (iii) any other required documents. For a description of the procedures for tendering Shares pursuant to the Offer, see “—Section 3—Procedures for Tendering Shares.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times.

For the purposes of the Offer, we will be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

If we do not accept for payment any tendered Shares pursuant to the Offer for any reason, or if you submit certificates for more Shares than are tendered, we will return certificates (or cause to be issued new certificates) representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in “Section 3—Procedures for Tendering Shares,” the Shares will be credited to an account maintained at the Depository Trust Company (the “Book-Entry Transfer Facility”)), promptly following the expiration, termination or withdrawal of the Offer.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

3.	Procedures for Tendering Shares

Valid Tender of Shares

Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry delivery of Shares, and any other required documents, at its applicable address set forth on the back cover of this Offer to Purchase, prior to the Expiration Time and either (i) you must deliver certificates for the Shares representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at the Book-Entry Transfer Facility or (ii) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Shares, including through the Book-Entry Transfer Facility, and all other required documents, is at your election and sole risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend that you use registered mail with return receipt requested, properly insured, in time to be received prior to the Expiration Time. In all cases, you should allow sufficient time to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered, (ii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (iii) when the Shares are accepted for payment by us, we will acquire good and unencumbered title thereto, free and clear of any liens, restrictions, charges or encumbrances and not be subject to any adverse claims. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions to the Offer.

Book-Entry Delivery

The Depositary has established or will establish an account with respect to the Shares for the purposes of the Offer at the Book-Entry Transfer Facility. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed, together with any required signature guarantees or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at its applicable address set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the guaranteed delivery procedure described below must be complied with.

“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

Required documents must be transmitted to and received by the Depositary at its applicable address set forth on the back cover page of this Offer to Purchase prior to the Expiration Time. Delivery of the enclosed Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees

All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the Shares tendered are tendered (i) by a registered holder of Shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

If the Shares are certificated and are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or certificates for the Shares for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates for the Shares must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates for the Shares, with the signatures on the certificates for the Shares or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the Shares are certificated and the certificates representing the Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each delivery of certificates for the Shares.

Guaranteed Delivery

If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary or cannot complete the procedure for delivery by book-entry transfer prior to the Expiration Time, you may nevertheless tender such Shares if all of the following conditions are met:

●	such tender is made by or through an Eligible Institution;

●	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary prior to the Expiration Time; and

●

the certificates for all such tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within two NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

Backup Withholding

Under the U.S. federal income tax laws, the Depositary generally will be required to withhold at the applicable backup withholding rate (currently 24%) from any payments made to U.S. persons pursuant to the Offer, unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by properly completing and executing the IRS Form W-9 included in the Letter of Transmittal or otherwise establish an exemption from backup withholding. If you are a non-U.S. person, you generally will not be subject to backup withholding if you certify your foreign status on the appropriate IRS Form W-8.

Appointment of Proxy

By executing a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares in accordance with the terms of the Offer. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Company’s stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company’s stockholders.

Determination of Validity

We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. Tendering stockholders have the right to challenge our determination with respect to their Shares.

4.	Withdrawal Rights

Except as described in this Section 4, tenders of Shares made in the Offer are irrevocable. You can withdraw some or all of the Shares that you previously tendered in the Offer at any time prior to the Expiration Time and, if such Shares have not yet been accepted for payment as provided herein, at any time after October 15, 2019, the date that is 60 days after the date on which the Offer commenced.

If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except to the extent that you duly exercise withdrawal rights as described in this Section 4.

For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at its applicable address set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by again following any of the procedures described in “—Section 3—Procedures for Tendering Shares.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, our determination will be final and binding. Tendering stockholders have the right to challenge our determination with respect to their Shares.

5.	Certain U.S. Federal Income Tax Consequences

The following discussion summarizes certain U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (in each case, as defined below) who exchange Shares pursuant to the Offer or the Merger. This discussion is based on the current provisions of the U.S. Internal Revenue Code of 1986, as amended from time to time (the “Code”), applicable Treasury Regulations, judicial authority, and administrative rulings, all of which are subject to change, possibly with retroactive effect. This discussion is general in nature and does not purport to be a comprehensive analysis or description of all potential U.S. federal income consequences of the Offer and the Merger. For example, it does not address the Medicare tax on net investment income, FATCA (by which we mean Sections 1471 through 1474 of the Code, the Treasury Regulations and administrative guidance thereunder, and any intergovernmental agreement entered into in connection therewith), any state, local or foreign income tax laws, or any non-income tax laws. Furthermore, the following discussion applies only if you hold your Shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is not binding on the Internal Revenue Service (“IRS”) or the courts and, therefore, could be subject to challenge, which could be sustained. In addition, this discussion does not address all aspects of U.S. federal income tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as, for example:

●	a bank, insurance company, or other financial institution;

●	a tax-exempt organization;

●	a retirement plan or other tax-deferred account;

●	an entity or arrangement treated for U.S. federal income tax purposes as a partnership, S corporation or other pass-through entity (or an investor in such an entity or arrangement);

●	a mutual fund;

●	a real estate investment trust or regulated investment company;

●	a dealer or broker in stocks and securities or currencies;

●	a trader in securities that elects mark-to-market treatment;

●	a holder of shares subject to the alternative minimum tax provisions of the Code;

●	a holder of shares that received the shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

●	a U.S. holder (as defined below) that has a functional currency other than the U.S. dollar;

●	a “controlled foreign corporation,” “passive foreign investment company,” or corporation that accumulates earnings to avoid U.S. federal income tax;

●	a holder that holds shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

●	persons that actually or constructively own five percent or more of the total combined voting power or value of our shares;

●

a holder of shares that is required to accelerate the recognition of any item of gross income with respect to the shares as a result of that income being recognized on an applicable financial statement; or

●	a United States expatriate.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Persons holding Shares through a partnership should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or the Merger.

Due to the individual nature of tax consequences, you are urged to consult your tax advisor as to the specific tax consequences to you of the exchange of Shares pursuant to the Offer or the Merger, including the effects of applicable state, local, foreign and other tax laws.

U.S. Holders

Except as otherwise set forth below, the following discussion is limited to certain U.S. federal income tax consequences relevant to a beneficial owner of Shares that is a citizen or resident of the United States, a domestic corporation (or any other entity or arrangement treated as a domestic corporation for U.S. federal income tax purposes), an estate that is subject to U.S. federal income tax on its worldwide income from all sources and a trust if (i) the trust has a valid election in effect under Treasury Regulations to be treated as a U.S. person or (ii) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust (a “U.S. Holder”).

Your exchange of Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign and other tax laws. In general, if you exchange Shares pursuant to the Offer or the Merger, you will recognize gain or loss equal to the difference between the adjusted tax basis of your Shares and the amount of cash received in exchange therefor (determined before the deduction of backup withholding, if any). Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired for the same cost in a single transaction) exchanged pursuant to the Offer or the Merger. Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if your holding period for the Shares is more than one year as of the date of the exchange of such Shares. Long-term capital gains of noncorporate taxpayers generally are subject to U.S. federal income tax at preferential rates. The deduction of capital losses is subject to limitations.

Non-U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply if you are a Non-U.S. Holder of Shares. The term “Non-U.S. Holder” means a beneficial owner of Shares (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

Payments made to a Non-U.S. Holder with respect to Shares exchanged in the Offer or the Merger generally will not be subject to U.S. federal income tax, unless (i) the gain, if any, on Shares is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to a permanent establishment of the Non-U.S. Holder in the United States), in which event (x) the Non-U.S. Holder will be subject to U.S. federal income tax as described under “U.S. Holders,” but such Non-U.S. Holder should provide an IRS Form W-8ECI instead of an IRS Form W-9 and (y) if the Non-U.S. Holder is a corporation, it may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty), (ii) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of sale and certain other conditions are met, in which event the Non-U.S. Holder will be subject to tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year or (iii) the Company is or has been a “United States real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met. The Company believes that it is not currently and does not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.

THIS DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. WE URGE YOU TO CONSULT WITH YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE OFFER OR THE MERGER ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Information Reporting and Backup Withholding

Proceeds from the sale of Shares pursuant to the Offer or the Merger generally are subject to information reporting, and may be subject to backup withholding at the applicable rate (currently 24%) if the stockholder or other payee fails to provide a valid taxpayer identification number and comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding is not an additional federal income tax. Rather, the federal income tax liability of the person subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may generally be obtained provided, that the required information is timely furnished to the Internal Revenue Service. See “—Section 3—Procedures for Tendering Shares—Backup Withholding.”

6.	Price Range of Shares; Dividends

The Shares are listed and principally traded on NYSE under the symbol “TRK.” The following table sets forth the high and low closing prices per Share on NYSE each quarter during the Company’s fiscal years ended December 31, 2017 and December 31, 2018 as reported in published financial sources:

	High	Low
	($)
2017
First Quarter	22.29	18.43
Second Quarter	20.16	16.80
Third Quarter	21.95	17.11
Fourth Quarter	23.47	18.39
2018
First Quarter	21.15	17.70
Second Quarter	18.45	16.46
Third Quarter	18.35	16.84
Fourth Quarter	17.99	14.66
2019
First Quarter	18.15	13.61
Second Quarter	18.93	13.47
Third Quarter (through August 15, 2019)	19.85	18.29

The Company has declared quarterly dividends of $0.15 per Share in each of the last three fiscal years and, under the terms of the Merger Agreement, the Company is not permitted to declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof), except for such regular quarterly dividend of up to $0.15 per Share per quarter with record and payment dates consistent with the quarterly record and payment dates in 2018 and cash dividends payable by any wholly owned subsidiary of the Company to the Company or to any other wholly owned subsidiary of the Company, in respect of the Shares. On July 23, 2019, the Company’s Board of Directors declared  a quarterly cash dividend of $0.15 per Share, payable on September 6, 2019 to shareholders of record as of August 15, 2019.

On July 23, 2019, the last full trading day before the announcement of the Merger Agreement, the Merger and the Offer, the highest reported intraday sale price per Share on NYSE was $18.95 in published financial sources. Between July 12, 2019 and July 23, 2019, the highest daily intraday sale price per Share on NYSE ranged between $18.71 and $19.04. On August 15, 2019, the last full trading day before the date of this Offer to Purchase, the highest reported intraday sale price per Share on NYSE was $19.73. On April 23, 2019, the last full trading day before the announcement of Parent’s non-binding proposal to acquire all of the Shares not already owned by the Parent Group for $18.00 per Share, the closing price of the Shares on the NYSE was $13.94. Please obtain a recent quotation for the Shares before deciding whether or not to tender.

7.	Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations.

Assuming the Minimum Condition is satisfied and we purchase the Shares in the Offer, no stockholder vote will be required to consummate the Merger. Subject to the satisfaction or waiver of the conditions to the Merger set forth in in the Merger Agreement, we intend to consummate the Merger as soon as practicable (and, in any event, no later than the first business day) after the consummation of the Offer. We do not expect there to be a significant period of time between consummation of the Offer and consummation of the Merger.

Possible Effects of the Offer on the Market for the Shares

While we intend to consummate the Merger as soon as practicable after consummation of the Offer, if the Offer is consummated but the Merger does not occur, the number of stockholders, and the number of Shares that are still in the hands of the public, may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than members of the Parent Group. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. If the Merger is consummated, stockholders not tendering their Shares in the Offer (other than the Company, any of its subsidiaries, Parent, us or any other wholly owned subsidiary of Parent, or any person who has properly exercised his appraisal rights under Section 262 of the DGCL) will receive cash in an amount equal to the price per Share paid in the Offer.

Stock Exchange Listing

While we intend to consummate the Merger as soon as practicable after consummation of the Offer, if the Offer is consummated but the Merger does not occur, depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on NYSE and may be delisted from NYSE following consummation of the Offer. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on NYSE, the market for the Shares could be adversely affected.

According to NYSE’s rules, the Shares would not meet the criteria for continued listing on NYSE if, among other things, (i) the number of total stockholders of the Company should fall below 400, (ii) the number of total stockholders of the Company should fall below 1,200 and the average monthly trading volume for the Shares is less than 100,000 for the most recent 12 months, (iii) the number of publicly held Shares (exclusive of holdings of officers and directors of the Company and their immediate families and other concentrated holdings of 10% or more) should fall below 600,000, or (iv) the aggregate market value of the publicly held Shares should be less than $50 million over a consecutive 30 trading-day period and, at the same time, stockholders’ equity should be less than $50 million. If the Shares are not delisted prior to the Merger, we intend to delist, or cause the NYSE to delist, the Shares from NYSE promptly following consummation of the Merger.

Registration under the Exchange Act

The Shares are currently registered under the Exchange Act. While we intend to consummate the Merger as soon as practicable after consummation of the Offer, if the Offer is consummated but the Merger does not occur, the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Typically, termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act no longer applicable to the Company. However, because the Company previously sold its 5.125% Senior Notes due 2023 (the “Existing Notes”) pursuant to an effective registration statement under the Securities Act of 1933, as amended, and the Existing Notes are still outstanding, for so long as the Existing Notes remain outstanding and held of record by 300 or more persons, the Company will continue to be subject to certain of the reporting requirements under the Exchange Act under Section 15(d) thereof, including the requirement to file current, quarterly and annual reports and continue to adhere to certain other regulatory requirements, including those promulgated under the Sarbanes-Oxley Act. However, the Company will cease to be subject to the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement to furnish a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with a stockholder’s meeting and the related requirement to furnish an annual report to stockholders, and the requirements of Rule 13e-3 of the Exchange Act with respect to “going private” transactions. Furthermore, if the Existing Notes are no longer outstanding or the number of record holders thereof declines below the requisite number provided for under the Exchange Act, certain of the Exchange Act reporting requirements would not be applicable to the Company, and “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for stock exchange listing.

Following the purchase of Shares in the Offer, and subject to the satisfaction or waiver of the remaining condition to the consummation of the Merger set forth in the Merger Agreement, we will consummate the Merger as soon as practicable (and, in any event, no later than the first business day) following the consummation of the Offer, after which the Shares will no longer be publicly owned. Following the consummation of the Merger, we intend to take steps to cause the termination of the registration of Shares under the Exchange Act as promptly as practicable but, unless and until the Company redeems its Existing Notes, or the number of record holders thereof declines below the requisite number provided for under the Exchange Act, the Company will continue to comply with certain reporting obligations under the Exchange Act. Because there are, as of the date of this Offer to Purchase, fewer than 300 holders of record of the Existing Notes, there can be no assurance that the Company’s reporting obligations under the Exchange Act with respect to the Existing Notes will continue following this offering. The Company will continue to file with the SEC (i) all quarterly and annual financial information that would be required to be set forth in Forms 10-Q and 10-K and (ii) all current reports that would be required to be set forth in Form 8-K, in each case, in accordance with, and for so long as required by, the Existing Indenture.

Margin Regulations

The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8.	Certain Information Concerning the Company

The information concerning the Company contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto.

According to the Company’s Annual Report on Form 10-K for the period ended December 31, 2018 (the “Company 10-K”), the Company was incorporated in Delaware in 1994. The Company’s principal executive offices are located at 5555 Concord Parkway South, Concord, North Carolina 28027. The telephone number of the Company’s principal executive offices is (704) 455-3239.

The following description of the Company and its business has been taken from the Company 10-K, and is qualified in its entirety by reference to the Company 10-K. The Company is a leading promoter, marketer and sponsor of motorsports activities in the United States. The Company owns and operates eight first-class racing facilities in four of the top-ten media markets in the United States through its subsidiaries: Atlanta Motor Speedway, Bristol Motor Speedway, Charlotte Motor Speedway, Kentucky Speedway, Las Vegas Motor Speedway, New Hampshire Motor Speedway, Sonoma Raceway, and Texas Motor Speedway.

Financial Information

The following table sets forth summary historical consolidated financial data for the Company as of and for each of the years ended December 31, 2017 and 2018, as of and for each of the three months ended June 30, 2019 and 2018 and as of and for each of the six months ended June 30, 2019 and 2018. The selected financial data and the per Share data set forth below are extracted from, and should be read in conjunction with, the consolidated financial statements and other financial information contained in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2019 (the “Company 10-Q”) and the Company 10-K. More comprehensive financial information is included in such reports (including management’s discussion and analysis of financial condition and results of operations) and other documents filed by the Company with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. The financial statements included as Item 8 of the Company 10-K and Item 1 of Part I in the Company 10-Q are hereby incorporated by reference in this Offer to Purchase. The reports may be examined, and copies may be obtained from the SEC in the manner described under “Additional Information” below.

	Year Ended December 31,
	2018	2017
Statement of Operations Data (in thousands, except per share data):

Revenues:
Admissions	$78,332	86,949
Event related revenue	140,210	133,632
NASCAR broadcasting revenue	216,592	209,155
Other operating revenue	26,780	28,622
Total revenues	461,914	458,358

Expenses and other:
Direct expense of events	101,876	98,973
NASCAR event management fees	123,212	119,101
Other direct operating expense	18,502	18,782
General and administrative	100,900	97,602
Depreciation and amortization	54,506	64,831
Interest expense, net	11,449	12,241
Impairment of goodwill and other intangible assets	–	1,117
Loss on early debt redemption and refinancing	–	–
Other (income) expense, net	(1,906)	1,341
Total expenses and other	408,539	413,988
Income (loss) from continuing operations before income taxes	53,375	44,370
Income tax (provision) benefit	(12,926)	103,875
Income (loss) from continuing operations	40,449	148,245
Income (loss) from discontinued operation	–	–
Net Income (Loss)	$40,449	148,245

Basic earnings (loss) per share:
Continuing operations	$0.99	3.61
Discontinued operation	–	–
Net Income (Loss)	$0.99	3.61
Weighted average shares outstanding	40,910	41,025

Balance Sheet Data:
Cash and cash equivalents	$80,568	81,924
Other intangible assets and goodwill	344,608	344,608
Total assets	1,426,360	1,458,191
Long-term debt (including current maturities and discount or premium):
Revolving credit facility and term loan	–	30,000
Senior notes	200,000	200,000
Other debt	887	1,049
Stockholders’ equity	934,755	919,223
Cash dividends per share of common stock	$0.60	0.60

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Statement of Operations Data (in thousands, except per share data):

Revenues:
Admissions	$19,223	25,412	33,573	36,275
Event related revenue	44,830	48,600	73,307	69,589
NASCAR broadcasting revenue	70,905	86,131	128,550	122,872
Other operating revenue	6,910	6,712	14,326	14,082
Total revenues	141,868	166,855	249,756	242,818

Expenses and other:
Direct expense of events	32,482	35,581	49,152	48,914
NASCAR event management fees	37,327	46,276	70,192	66,828
Other direct operating expense	4,867	4,566	10,112	9,438
General and administrative	27,126	27,255	52,403	51,648
Depreciation and amortization	13,852	13,138	27,376	26,228
Interest expense, net	2,731	2,953	5,499	5,910
Other (income) expense, net	77	(2,297)	23	(2,246)
Total expenses and other	118,462	127,472	214,757	206,720
Income before income taxes	23,406	39,383	34,999	36,098
Provision for income taxes	(6,031)	(8,677)	(9,070)	(7,712)
Net Income (Loss)	$17,375	30,706	25,929	28,386

Basic earnings (loss) per share:	0.43	0.75	0.63	0.69
Weighted average shares outstanding	40,850	40,946	40,848	40,964

Balance Sheet Data:	June 30, 2019
Cash and cash equivalents	$104,710
Total assets	1,468,823
Long-term debt (including current maturities and discount or premium):	200,720
Stockholders’ equity	948,509

Certain Information Concerning Company Management’s Long-Range Plan

The Company has advised us that, except for projections and guidance specifically disclosed in its filings with the SEC, the Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections and the likelihood that the underlying assumptions, estimates and projections may not be realized. In the ordinary course of business, members of the Parent Group, in their respective capacities as directors, executive officers and controlling stockholders of the Company, regularly receive a variety of non-public financial, operating and other forward-looking information from the Company. Such non-public forward-looking information was contained in the five-year long-range plan prepared by the Company’s management as of April 2019 (the “Management LRP”), which members of the Parent Group received in the ordinary course in their respective capacities as directors and executive officers of the Company. The following table presents selected elements of the Management LRP:

Summary of Management LRP

($ in millions)

	2019E	2020E	2021E	2022E	2023E
Revenue	468	477	486	496	509
EBITDA(1)	117	115	113	111	112
Unlevered Free Cash Flow(2)	58	69	67	65	65
Net Income	39	39	39	39	40

(1) EBITDA was calculated as earnings (less stock-based compensation expense) before interest, tax, depreciation and amortization.

(2) Unlevered free cash flow was calculated by Morgan Stanley as EBITDA, less stock-based compensation, less cash taxes (assuming the Management LRP cash tax rate of approximately 26.2%), less capital expenditures, less increases in net working capital and plus decreases in net working capital, in each case as provided in the Management LRP and such calculations were approved by the Special Committee for use by Morgan Stanley. 2019 unlevered free cash flow represents nine months.

The Company has advised us that the Management LRP reflects, among others, the following assumptions:

●	no growth of admissions and event-related revenues;

●	NASCAR broadcast revenues growing at 4% annually through the projected period;

●	approximately 2% top-line revenue growth and 2-3% growth in operating expenses through the projected period; and

●	renewal of the NASCAR sanction agreement for 2021 and beyond such that NASCAR broadcasting revenue growth continues at approximately 4% growth annually through the projected period.

The Company has advised us that the Management LRP was developed under the assumption of the Company’s continued standalone operation and did not give effect to any changes or expenses as a result of the transactions contemplated by the Merger Agreement or reflect any effects of such transactions or the effect of the failure of such transactions to be consummated. The Company has advised us that the Management LRP was prepared by the Company’s management for internal use, and was prepared in good faith and on a reasonable basis based on the best information available to Company management at the time the information was prepared, and was not prepared with a view toward public disclosure, and, accordingly, does not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). The Company has advised us that neither the Company’s independent registered public accounting firm, nor any other independent accountant, has audited, reviewed, compiled or performed any procedures with respect to the Management LRP or expressed any opinion or any other form of assurance related thereto. The selected elements of the Management LRP presented above are included solely to give the Company stockholders access to certain long-range financial projections that were made available to the Parent Group and are not being included in this Offer to Purchase to influence any Company stockholder’s decision whether to tender Shares in the Offer or for any other purpose.

The Company has advised us that the Management LRP, while presented with numerical specificity, necessarily was based on numerous variables and assumptions that are inherently uncertain and may be inherently subjective, and many of which are beyond the Company’s control. Because the Management LRP covers multiple years, by its nature, this information becomes subject to greater uncertainty with each successive year, including the years 2021 and beyond, at which time, the Company has advised us, the Company’s existing sanction agreement with NASCAR will have expired and, for purposes of the Management LRP, is assumed to have been renewed on substantially similar terms. The assumptions upon which the Management LRP was based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Company has advised us that the Management LRP also reflects assumptions as to certain business decisions that are subject to change and is susceptible to multiple interpretations and periodic revisions based on, among other things, actual results, revised prospects for the Company’s business and changes in market conditions. Important factors that may affect actual results and result in the Management LRP not being achieved include, but are not limited to, the risk factors described in the Company 10-K, the Company 10-Q and Current Reports on Form 8-K filed by the Company with the SEC, and under “Item 8—Additional Information—Forward-Looking Statements” in the Schedule 14D-9. In addition, the Management LRP may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period.

Accordingly, there can be no assurance that the Management LRP will be realized, and actual results may vary materially from those contained in the Management LRP. The inclusion of the selected elements of the Management LRP in this Offer to Purchase should not be regarded as an indication that any member of the Parent Group or any advisor or representative of any member of the Parent Group considered or consider the Management LRP to be predictive of actual future events, and such selected elements should not be relied upon as such. None of the Company, the Special Committee, the members of the Parent Group or any of their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ materially from the Management LRP, and none of them undertakes any obligation to update or otherwise revise or reconcile the Management LRP to reflect circumstances existing after the date on which the Management LRP was prepared or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Management LRP are shown to be in error.

The Company has advised us that it does not intend to make publicly available any update or other revision to the Management LRP, except as otherwise required by law, and that the Management LRP has not been updated since the date of preparation to reflect subsequent developments or events that could impact the Company or its future financial performance, and should not be treated as guidance with respect to projected results for any fiscal year or other period. None of the Company, the Special Committee, the members of the Parent Group or any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any Company stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Management LRP or that the Management LRP will be achieved. The Company made no representation to Parent, in the Merger Agreement or otherwise, concerning the Management LRP. The inclusion of selected elements of the Management LRP in the table above and the accompanying narrative should not be regarded as an indication that the Company, the Special Committee, any member of the Parent Group and/or any of their respective affiliates, officers, directors, advisors or other representatives consider the Management LRP to be necessarily predictive of actual future events, and this information should not be relied upon as such.

Certain elements of the Management LRP may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. Such non-GAAP financial measures should not be considered as an alternative to operating income or net income as measures of operating performance, or as an alternative to cash flows, as a measure of liquidity.

In light of the foregoing factors and the uncertainties inherent in the Management LRP, Company stockholders are cautioned not to place undue, if any, reliance on the Management LRP. The Management LRP is not necessarily indicative of future performance, which may be significantly more favorable or less favorable than as set forth above.

Additional Information

The Company is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. You may read and copy any such reports, statements or other information at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The Company’s filings are also available to the public from commercial document retrieval services and at the SEC’s website at http://www.sec.gov. The SEC’s website address is not intended to function as a hyperlink, and the information contained in the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it as part of the Offer to Purchase.

9.	Certain Information Concerning Purchaser and Parent

We are a Delaware corporation incorporated on July 18, 2019, with principal executive offices at Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The telephone number of our principal executive offices is (704) 532-3318. To date, we have engaged in no activities other than those incidental to our formation and the Offer.

Parent is a North Carolina corporation, with principal executive offices at 5401 East Independence Boulevard, Charlotte, North Carolina 28212. The telephone number of its principal executive offices is (704) 532-3318.

Parent is a privately-held entity jointly controlled by members of the Smith Family, including O. Bruton Smith, the Company’s founder and executive chairman, Marcus G. Smith, the Company’s chief executive officer and a director of the Company, and B. Scott Smith, a director of the Company, and related entities and trusts. Parent owns Shares of the Company as well as shares of Sonic Automotive, Inc., a publicly traded automotive retailer that was founded by O. Bruton Smith and his family, and interests in real estate. Parent also provides administrative services and access to the use of airplanes for Company business travel. Parent was formerly known as Csf Corp. and changed its name to Sonic Financial Corporation in December 1987. Parent was incorporated in 1987 and is based in Charlotte, North Carolina.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Parent, each director and executive officer of Purchaser and certain other information are set forth on Schedule I hereto.

We do not believe our financial condition or the financial condition of Parent is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) we will have available to us sufficient funds to purchase all Shares validly tendered and not validly withdrawn in the Offer and to provide funding for the Merger, (iii) consummation of the Offer is not subject to any financing condition and (iv) if we consummate the Offer, we expect to acquire any Shares owned by the Company’s remaining stockholders in the Merger for the same cash price per Share as was paid in the Offer.

Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC the Schedule TO, of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Parent has filed electronically with the SEC.

Purchaser and Parent have made no arrangements in connection with the Offer to provide holders of Shares access to our corporate files or to obtain counsel or appraisal services at our expense. For a discussion of appraisal rights, see “The Offer—Section 12—Purpose of the Offer and the Merger; Plans for the Company; Effects of the Offer and the Merger; Stockholder Approval; Appraisal Rights.”

10.	Source and Amount of Funds

Based upon the Company’s filings with the SEC and more recent information provided to us by the Company, we estimate that we will need approximately $264 million in cash to pay the aggregate Offer Price payable in respect of all Shares validly tendered (and not validly withdrawn) pursuant to the Offer or converted into the right to receive the Merger Consideration in the Merger, to pay the consideration payable in respect of Equity Awards pursuant to the Merger Agreement, to repay amounts outstanding under the Existing Credit Facility (as defined in “The Offer—Section 13—The Merger Agreement—Operating Covenants”) and to pay all fees and expenses expected to be incurred in connection with such transactions and the other transactions contemplated by the Merger Agreement (the “Required Amount”). We expect to fund such payments from $350 million in committed financing from Bank of America, N.A. and BofA Securities, Inc. (together, the “Debt Financing Sources”) pursuant to a commitment letter entered into among Parent and the Debt Financing Sources concurrently with Parent’s entry into the Merger Agreement (as it may be amended, modified or supplemented from time to time, the “Debt Commitment Letter”), which contemplates credit facilities comprised of a five-year senior secured term loan in an aggregate principal amount of $250 million (the “Term Loan Facility”) and a five-year senior secured revolving credit facility (the “Revolving Credit Facility” and, together with the “Term Loan Facility”, the “Credit Facilities”) in an aggregate principal amount of $100 million, of which amount up to $20 million may be drawn at the closing of the Debt Financing to fund the Offer and the Merger (such commitments and the financing transactions contemplated thereby, the “Debt Financing”), as further described below. The funding of the Debt Financing is subject to the satisfaction or waiver of certain conditions set forth in the Debt Commitment Letter. The consummation of the Offer is not conditioned upon the funding of the Debt Financing or subject to any other condition. No alternative financing arrangements or alternative financing plans have been made in the event that the Debt Financing is not available.

Debt Financing

Borrowings by the Company and its subsidiary, Speedway Funding LLC, a Delaware limited liability company (“Speedway Funding”, and, together with the Company, the “Borrowers”) under the Credit Facilities will be used (i) to pay the consideration payable in respect of Shares in the Offer and the Merger and in respect of Equity Awards in the Merger, (ii) to repay amounts outstanding under the Existing Credit Facility, (iii) to pay fees and expenses expected to be incurred in connection with the transactions contemplated by the Merger Agreement and (iv) after the closing of the Merger, for general corporate purposes and working capital needs.

Borrowings under the Credit Facilities will bear interest, at the Company’s option, at a rate determined on the basis of either LIBOR (or the applicable successor rate) plus the Applicable Margin or the Base Rate plus the Applicable Margin. Under the Debt Commitment Letter, the “Applicable Margin” means, (a) at the closing of the Credit Facilities, 2.25% per annum in the case of LIBOR advances and 1.25% per annum in the case of Base Rate advances and (b) thereafter, rates determined in accordance with a performance-based pricing grid with a top tier of 2.25% per annum in the case of LIBOR advances and 1.25% per annum in the case of Base Rate advances. “LIBOR” and “Base Rate” have meanings customary and appropriate for financings of the type contemplated by the Debt Commitment Letter. The Credit Facilities will mature five years after the date on which the closing thereof occurs.

The initial extension of credit under the Credit Facilities is subject to certain closing conditions, including, among other things, (i) the consummation of the Merger in accordance with the terms of the Merger Agreement, (ii) no material adverse effect on the Company having occurred since the date of the Merger Agreement, (iii) the marketing period (as defined in the Debt Commitment Letter) having ended, (iv) the receipt by BofA Merrill Lynch of certain officer’s certificates, legal opinions, corporate documents and financial information of the Borrowers and the Guarantors and (v) other conditions customary to an acquisition financing.

Subject to certain exceptions, all obligations under the Credit Facilities will be guaranteed by Speedway Holdings II, LLC, a North Carolina limited liability company and the sole stockholder of Purchaser (“Holdings”), and each existing and future direct and indirect domestic subsidiary with assets constituting at least 5% of consolidated assets of Holdings and its subsidiaries or that provides at least 5% of consolidated EBITDA of Holdings and its subsidiaries (each, a "Guarantor") and will be secured by 100% of the capital stock of the Borrowers, 100% of the capital stock of each domestic subsidiary that is directly owned by Holdings, any Borrower or any Guarantor, 100% of the non-voting capital stock of each foreign subsidiary of Holdings, any Borrower or any Guarantor and 65% of the voting capital stock of each foreign subsidiary that is directly owned by Holdings, any Borrower or any Guarantor.

Any definitive documentation for the Credit Facilities generally will contain provisions substantially identical to those set forth in the credit agreement governing the Existing Credit Facility, including customary representations and warranties, affirmative and negative covenants (including, among other things, restrictions on indebtedness, investments, sales of assets, affiliate transactions, dividends and other distributions), financial maintenance covenants and provisions regarding events of default (including provisions relating to changes of control).

The Borrowers plan to repay the borrowings under the Credit Facilities with cash from the operations of the Company and its subsidiaries.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Debt Commitment Letter, which is incorporated herein by reference and a copy of which has been incorporated by reference to the Schedule TO. Stockholders of the Company and other interested parties are encouraged to read the Debt Commitment Letter in its entirety for a more complete description of the provisions summarized in this section.

The Offer is not subject to any financing condition.

11.	Background of the Offer and the Merger; Contacts with the Company

Certain information set forth below regarding the Company and its officers and directors and the Special Committee has been provided to Parent and Purchaser by the Company, and no member of the Parent Group nor any representative of any member of the Parent Group assumes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which no member of the Parent Group nor any representative or any member of the Parent Group participated.

The Smith Family has maintained a controlling equity interest in, and has been involved with the management and operation of, the Company since it was organized in 1994. During such time, the Smith Family has, from time to time, in light of the then-current status of, and changes in, business and economic conditions, the strategic direction and financial position of the Company, tax considerations and other relevant factors, evaluated potential transactions involving the Company and its investment in the Company, including potential acquisitions or dispositions of Shares or other securities of the Company and potential strategic combination and acquisition opportunities involving the Company.

On February 12, 2019, Parent delivered to the Company Board a letter dated that same date (the “February 12 Letter”) informing the Company Board that Parent was evaluating the possibility of submitting a proposal for the potential acquisition of all of the outstanding capital stock of the Company not owned by members of the Smith Family or any of their affiliates (the “Parent Transaction”), but that Parent had not yet determined to make a proposal. The February 12 Letter stated that (i) any proposal in respect of a Parent Transaction that Parent may make would be subject to approval by a special committee of independent directors to be constituted by the Company Board and a non-waivable “majority of the minority” condition requiring the approval of a majority of the aggregate voting power represented by the shares of common stock that are not owned by Parent or any member or other affiliate of the Smith Family and (ii) Parent had retained Parker Poe Adams & Bernstein LLP, a long-time legal advisor to the Company (“Parker Poe”), and Kirkland & Ellis LLP (“Kirkland”) as legal advisors in connection with any possible Parent Transaction.

On February 12, 2019, Mr. William R. Brooks, who is the Company’s chief financial officer and director of the Company and is also the chief financial officer of Parent, informed the Company Board that, because of his affiliation with Parent, he was prepared to recuse himself from acting on behalf of the Company, and instead would act on behalf of Parent, in connection with any proposal to be made by Parent in respect of a Parent Transaction.

Later on February 12, 2019, the Company Board held a meeting, with representatives of the Company’s management and Parker Poe attending. Mr. Holden informed the Company Board that, earlier that day, the independent directors of the Company, Mr. James R. Holden, the lead independent director, and Messrs. Bernard C. Byrd, Jr., Mark M. Gambill and Tom E. Smith (who is not related to any member of the Smith Family), had held a meeting, with Cary Tharrington, the Company’s general counsel, and a representative of Parker Poe attending, at which they had discussed, among other things, the receipt of the February 12 Letter and related matters. Mr. Holden reported to the Company Board that it was the unanimous recommendation of the independent directors that the Company Board appoint a special committee of independent and disinterested directors to be comprised of Messrs. Holden, Gambill and Tom Smith to, among other matters, consider, negotiate and evaluate any proposal in respect of a Parent Transaction that Parent might make. Following discussion, the Company Board established the Special Committee, comprised of Messrs. Holden, Gambill and Tom Smith, and delegated to the Special Committee the exclusive power and authority, among other matters, to establish procedures related to the review of a potential Parent Transaction or an alternative transaction, to evaluate and negotiate the terms and conditions of a potential Parent Transaction or an alternative transaction, to reject or approve a potential Parent Transaction or an alternative transaction, to determine on behalf of the Company Board and the Company whether a potential Parent Transaction or any alternative transaction is advisable and fair to, and in the best interests of, the Company and its stockholders (or any subset of stockholders), to engage its own advisors, including legal and financial advisors, as it deemed necessary or appropriate and to undertake various other actions related to a potential Parent Transaction or an alternative transaction. The Company Board also confirmed that it would not approve or recommend any Parent Transaction that may be proposed unless such transaction was approved and recommended by the Special Committee.

On April 23, 2019, Parent submitted to the Company Board and the Special Committee a non-binding proposal (the “April 23 Proposal”) to acquire all of the Shares that were not already owned by Parent and other affiliates or members of the Smith Family for $18.00 per Share in cash. The closing price per Share on April 23, 2019 (the last trading day prior to the public announcement of the April 23 Proposal) was $13.94. In connection with this submission, on April 24, 2019, Parent filed with the SEC an amendment to its previously filed Schedule 13D to disclose the April 23 Proposal, and the Company issued a press release announcing the receipt of the April 23 Proposal and the formation of the Special Committee.

On April 25, 2019, representatives of Simpson Thacher & Bartlett LLP (“Simpson Thacher”), legal counsel to the Special Committee, contacted representatives of Kirkland and informed them that the Special Committee, together with its advisors, would need to conduct further analyses before it could consider and evaluate the April 23 Proposal.

On May 10, 2019, a representative of Parker Poe informed Simpson Thacher that BofA Merrill Lynch, in its capacity as Parent’s financial advisor and potential debt financing source, had requested a meeting with representatives of the Company to conduct due diligence.  The representatives of Simpson Thacher responded that they would convey BofA Merrill Lynch’s request to the Special Committee for its consideration.

On May 20, 2019, at the direction of the Special Committee, Morgan Stanley sent certain written information requests to each of the Company and Parent, including requests relating to Parent’s proposed sources and uses for a potential Parent Transaction, the historical long-range plans prepared by the Company and an analysis of potential outcomes in connection with the upcoming re-negotiation of the Company’s sanction agreement with NASCAR for 2021 and beyond.

Later on May 20, 2019, Simpson Thacher sent a draft non-disclosure agreement to Parker Poe and Kirkland, which included proposed standstill restrictions prohibiting Parent and its affiliates from acquiring additional Shares. From May 20, 2019 through May 28, 2019, Simpson Thacher and Kirkland negotiated the terms of the non-disclosure agreement. During the course of such negotiations, Simpson Thacher and Kirkland agreed that a standstill restriction preventing Parent from acquiring additional shares of the Company’s common stock would not be relevant in this context because the Smith Family and its affiliates already owned approximately 71.3% of the outstanding Shares.

On May 29, 2019, the Special Committee, on behalf of the Company, entered into a non-disclosure agreement with Parent. Before the execution of the non-disclosure agreement, at the direction of the Special Committee, Simpson Thacher sent instructions to Kirkland and Parker Poe directing Parent and its representatives to adhere to certain information sharing protocols to maintain the separateness of Parent and the Company in connection with the proposed Parent Transaction contemplated by the April 23 Proposal, including that all inquiries and communications regarding a potential Parent Transaction would be made through either Morgan Stanley or Simpson Thacher, no meetings or discussions regarding a potential Parent Transaction would be held with employees or other representatives of the Company without the prior written consent of the Special Committee and that the Special Committee would have the right to determine what information would be made available to Parent and its representatives in connection with a potential Parent Transaction.

On May 30, 2019, representatives of the Company held a telephonic meeting with BofA Merrill Lynch, in its capacity as potential lender to Parent in connection with a potential Parent Transaction, to discuss certain due diligence matters with respect to the potential debt financing transaction. Representatives of Simpson Thacher, Morgan Stanley, McGuireWoods, Kirkland and Parker Poe also participated in such meeting.

On June 6, 2019, representatives of Morgan Stanley held a telephonic meeting with representatives of Parent and members of the Smith Family to discuss information provided by Parent regarding Parent’s and the Smith Family’s strategic plans with respect to the Company. Representatives of each of the Company, Simpson Thacher, Kirkland, McGuireWoods and Parker Poe also participated in such teleconference call. The representatives of Parent informed the representatives of Morgan Stanley that neither Parent nor any members of the Smith Family on behalf of Parent had engaged in any substantive discussions with third parties during the past few years regarding a potential business combination transaction with the Company. and that they regularly engage in ordinary course discussions with representatives of NASCAR Holdings, Inc. (“NASCAR”), ISC and members of the France family, who control the voting power of NASCAR, to share their respective perspectives regarding the strategic outlook and trends for the motorsports industry. Representatives of Parent also confirmed for Morgan Stanley that there were no agreements, express or implied, regarding any future business combination or acquisition transaction between Parent or the Company, on the one hand, and NASCAR or ISC, on the other hand.

On June 7, 2019, BofA Merrill Lynch provided Morgan Stanley with a preliminary overview of Parent’s proposed sources and uses for a potential Parent Transaction, which contemplated that Parent would finance a potential Parent Transaction by obtaining new bank financing in the form of a new term loan and revolving credit facilities for the Company.

On June 12, 2019, Mr. Holden, on behalf of the Special Committee, contacted Messrs. Brooks and Tharrington and informed them that, in the view of the Special Committee, the April 23 Proposal did not offer sufficient value to the Public Stockholders for a number of reasons, including that the April 23 Proposal resulted in an implied multiple of aggregate value to estimated next-twelve-months (“NTM”) EBITDA of 7.5x, based on financial forecasts prepared by equities research analysts at Wells Fargo Securities, LLC, whereas the price per share to be paid in the pending acquisition by NASCAR of the shares of ISC not already owned by the controlling stockholders of NASCAR (the “ISC/NASCAR Transaction”) resulted in an implied multiple of aggregate value to estimated next-twelve-months EBITDA of 8.5x, based on Wall Street consensus research estimates for ISC. Mr. Holden also conveyed that the Special Committee and its advisors had received substantially all of the information they had previously requested and that therefore, within the coming weeks, the parties should strive to determine whether or not Parent would meaningfully increase its proposed offer price per share and a transaction on mutually agreeable terms would be feasible. Later that same day, at the direction of the Special Committee, representatives of Morgan Stanley communicated the Special Committee’s position to representatives of BofA Merrill Lynch.

On June 18, 2019, on behalf of Parent, representatives of BofA Merrill Lynch called representatives of Morgan Stanley to provide Parent’s revised proposal increasing the offer price from $18.00 per Share to $19.25 per Share (the “June 18 Proposal”). In discussing the context for the June 18 Proposal, the representatives of BofA Merrill Lynch noted to the representatives of Morgan Stanley that Parent had only reluctantly agreed to submit the June 18 Proposal.

On June 21, 2019, on behalf of the Special Committee, Mr. Holden called Mr. Brooks (in Mr. Brooks’ capacity as a representative of Parent) and informed him that the Special Committee would be willing to consider a Parent Transaction at a per Share price that would reflect an implied multiple of aggregate value to estimated NTM EBITDA more aligned with the implied multiple of aggregate value to estimated NTM EBITDA of 8.5x in the ISC/NASCAR Transaction. Mr. Holden further indicated that, should Parent further increase its offer price in a manner acceptable to the Special Committee, the Special Committee was prepared to instruct is advisors to work expeditiously towards negotiating mutually agreeable definitive documentation.

On June 25, 2019, Mr. Brooks, on behalf of Parent, presented Mr. Holden with a revised proposal to increase the offer price from $19.25 per Share to $19.75 per Share (the “June 25 Proposal”), indicating that Parent believed this to be compelling for the Public Stockholders and that, in his view, Parent was unlikely to further increase the offer price. Mr. Holden, on behalf of and consistent with the determinations made by the Special Committee at its meeting on June 19, 2019, responded that the Special Committee would be prepared to further engage on the basis of the June 25 Proposal and seek to negotiate definitive transaction documentation on mutually agreeable terms.

On June 29, 2019, Kirkland sent a draft of the proposed merger agreement to Simpson Thacher, which draft included a non-waivable “majority of the minority” condition to the consummation of the tender offer requiring that Shares representing at least a majority of the Company’s outstanding Shares owned by the Public Stockholders be tendered pursuant to the tender offer prior to the expiration of the tender offer.

On July 9, 2019, Simpson Thacher sent a revised draft of the proposed merger agreement to Kirkland, which draft reflected input from the Special Committee, the Company and McGuireWoods. From that day through July 23, 2019, the Special Committee, with the assistance of Simpson Thacher and input from the Company and McGuireWoods, and Parent, with the assistance of Kirkland and Parker Poe, exchanged several drafts of the proposed merger agreement other proposed transaction agreements and, on several occasions, discussed and negotiated the specific terms of the proposed merger agreement and the other proposed transaction agreements, including the circumstances under which Parent would have the right to extend the expiration of the tender offer, whether the Company would have to reimburse Parent’s transaction-related expenses if the merger agreement were terminated because the minimum number of Shares required by the “majority of the minority” condition had not been tendered, whether Parent would have to pay a fee to the Company if the merger agreement were terminated because the debt financing was unavailable at the closing of the transactions contemplated by the merger agreement and whether the Company would have the right to terminate the merger agreement upon a change of recommendation by the Special Committee.

From July 15, 2019 through July 22, 2019, the Company and Parent and their respective representatives continued to seek to finalize the proposed definitive transaction agreements, including the proposed commitment letter from BofA Merrill Lynch to Parent in respect of the proposed debt financing for the potential Parent Transaction. Also on July 22, 2019, Mr. Holden contacted Mr. Brooks to discuss, among other matters, the proposed terms of Parent’s debt financing for the potential Parent Transaction.

On July 23, 2019, BofA Merrill Lynch provided materials to Parent regarding certain financial aspects of the proposed Parent Transaction.

Later on July 23, 2019, the Company Board held an in-person meeting, with representatives of Morgan Stanley, Simpson Thacher, McGuireWoods, Parker Poe and members of management of the Company attending. At the direction of Mr. Holden, the representatives of Simpson Thacher provided the Company Board with a summary of the transaction negotiation process and informed the Company Board of the Special Committee’s recommendations that the Public Stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer and that the Company Board take the Company Board Actions (as defined below), in each case, on the terms and subject to the conditions set forth in the Merger Agreement. After discussion of and in reliance upon the Special Committee’s recommendation, the Company Board unanimously, among other things, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company and its stockholders, (ii) approved and adopted the Merger Agreement and declared it advisable for the Company to enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, and (iv) recommended that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the actions of the Company Board in the foregoing clauses (i), (ii) and (iii), the “Company Board Actions”), in each case, on the terms and subject to the conditions set forth in the Merger Agreement.

Following conclusion of the Company Board meeting on July 23, 2019, the Company, Parent and Merger Sub executed the Merger Agreement.

On July 24, 2019, before the opening of trading on the NYSE, the Company issued a press release announcing the proposed transaction.

On August 16, 2019, Parent commenced the Offer.

12.	Purpose of the Offer and the Merger; Plans for the Company; Effects of the Offer and the Merger; Stockholder Approval; Appraisal Rights

Purpose of the Offer; Plans for the Company

The purpose of the Offer and the Merger is for Parent to acquire the entire equity interest in the Company, as set forth in the Merger Agreement. The Offer, as a first step in Parent’s acquisition of the Company, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of the Company not purchased pursuant to the Offer and to cause the Company to become a wholly owned subsidiary of Parent.

We currently intend, as soon as practicable (and, in any event, no later than the first business day) after consummation of the Offer, to consummate the Merger pursuant to the Merger Agreement. As described in “—Section 13—The Merger Agreement—The Merger”, the Shares acquired in the Offer will be canceled in the Merger and the capital stock of Purchaser will be converted into the capital stock of the Company as the surviving corporation. Following the Merger, the directors of Purchaser immediately prior to the Merger Effective Time will be the directors of the Company as the surviving corporation, and the officers of the Company immediately prior to the Merger Effective Time will be the officers of the Company as the surviving corporation. See “—Section 13—The Merger Agreement—The Merger.” Upon completion of the Merger, the Shares currently listed on NYSE will cease to be listed on NYSE and will subsequently be deregistered under the Exchange Act.

If you sell your Shares in the Offer, you will cease to have any equity interest in the Company or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have any equity interest in the Company. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of the Company.

Parent intends to conduct a comprehensive review of the Company’s business, operations, capitalization and management. Accordingly, we are not in a position to discuss specific plans and timelines at this time.

If, for any reason following completion of the Offer, the Merger is not consummated, the members of the Parent Group reserve the right to formulate other plans or make other proposals, including to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise, on terms and at prices that may be more or less favorable than those of the Offer, or, subject to any applicable legal restrictions, to dispose of any or all Shares owned by them.

Except as described in this Offer to Purchase, Purchaser has no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any change in the Company Board or management, (iii) any material change in the Company’s capitalization or dividend policy, (iv) any other material change in the Company’s corporate structure or business, (v) any class of equity securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association or (vi) any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

Effects of the Offer and the Merger

If the Offer is consummated, the interest of Parent in the Company’s net book value and net earnings will increase in proportion to the number of Shares acquired in the Offer. If the Merger is consummated, Parent’s interest in such items will increase to 100% and Parent will be entitled to all benefits resulting from that interest, including all income generated by the Company’s operations and any future increase in the Company’s value, and former stockholders of the Company will have no opportunity to participate in the earnings and growth of the Company and will not have any right to vote on corporate matters. Similarly, if the Merger is consummated, Parent will also bear the entire risk of losses generated by the Company’s operations and any decrease in the value of the Company, and former stockholders will not bear the risk of losses generated by the Company’s operations or decline in the value of the Company.

No Stockholder Approval

If the Offer is consummated, we do not anticipate seeking the approval of the Company’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, no vote of the stockholders of a public Delaware corporation is required to authorize a merger if, following consummation of a tender offer by the acquiring entity for any and all shares that would otherwise be entitled to vote on a merger (other than shares held by the acquiring entity and its affiliates), the stock irrevocably accepted for purchase by the acquiring entity pursuant to such offer and received by the depositary for the Offer prior to expiration of such offer, plus the stock otherwise owned by the acquiring entity equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required for the stockholders of the target corporation to adopt a merger agreement with the acquiring entity, and each share of each class or series of stock of the target corporation not irrevocably accepted for purchase in the offer is converted into the right to receive the same consideration as was payable in the tender offer. The Merger Agreement requires, that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of the Company stockholders, in accordance with Section 251(h) of the DGCL.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, pursuant to the DGCL, if the Merger is consummated, any stockholder who does not tender its Shares in the Offer will have the right, by fully complying with the applicable provisions of Section 262 of the DGCL, to choose not to accept the Merger Consideration of $19.75 per Share, net to the holder in cash, without interest and less any required withholding taxes, pursuant to the Merger and instead to demand an appraisal of its Shares by the Court of Chancery of the State of Delaware and receive a cash payment of the “fair value” of its Shares as of the Merger Effective time as determined by the Court of Chancery of the State of Delaware. The “fair value” of such Shares as of the Merger Effective Time may be more than, less than, or equal to the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to seek appraisal of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, in order to exercise appraisal rights under Section 262 of the DGCL in connection with the Merger, a stockholder must do all of the following:

●	before the later to occur of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

●	not tender its Shares in the Offer;

●	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Merger Effective Time; and

●	strictly follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL.

Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve its right to do so in connection with the Merger should review the Schedule 14D-9 and Section 262 of the DGCL carefully, because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

The foregoing summary of the rights of the Company’s stockholders to appraisal rights under the DGCL in connection with the Merger does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise appraisal rights in connection with the Merger and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights in connection with the Merger requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is set forth in Schedule II hereto. Stockholders exercising appraisal rights should review the notice of appraisal rights contained in the Schedule 14D-9.

13.	The Merger Agreement

The following summary description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which we have included as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement. The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent, Purchaser, the Company or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by Parent’s or the Company’s stockholders. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties, covenants or descriptions were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of Parent, Purchaser, the Company or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties, covenants or descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Parent, its affiliates and the Company have publicly filed or may, in the future, publicly file.

The Offer

Upon the terms and subject to the conditions set forth in the Merger Agreement, Purchaser has agreed to commence a cash tender offer (as promptly as practicable, but in no event later than 15 business days after the date of the Merger Agreement, unless otherwise agreed to by Parent and the Company and approved by the Special Committee) for all of the Shares at a purchase price of $19.75 per Share, net to the holder in cash, without interest and less any required withholding taxes. Purchaser’s obligation to accept for payment and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to the satisfaction of the Minimum Condition, which is non-waivable and may not be amended or modified, and the satisfaction or waiver of the other conditions set forth in “—Section 15—Conditions to the Offer.” Purchaser expressly reserves the right to waive any of the conditions to the Offer, other than the Minimum Condition, or modify the terms of the Offer, except that, without the consent of the Company (which consent has been approved by the Special Committee), it will not:

●	decrease the Offer Price;

●	change the form of consideration to be paid in the Offer;

●	decrease the number of Shares subject to the Offer;

●

accelerate, extend or otherwise change (or make any other amendment that would have the effect of accelerating, extending or otherwise changing) the Expiration Time, except as described under “The Offer—Section 13—The Merger Agreement—Extensions of the Offer”; or

●	impose conditions to the Offer other than any of the conditions described in “—Section 15—Conditions to the Offer”; or

●	otherwise amend, modify or supplement any of the terms or conditions of the Offer in any manner that adversely affects the Public Stockholders in their capacities as such.

Extensions of the Offer

If, immediately prior to any scheduled expiration time of the Offer (as it may previously have been extended), any condition to the Offer has not been satisfied or waived, we may elect to extend the Offer (and will extend the Offer if so requested by the Company and approved by the Special Committee) for one or more consecutive periods of not more than five business days (or for such other period as may be agreed to by Parent and the Company and approved by the Special Committee) until such time as such conditions have been satisfied or waived, provided that we will not be required (or permitted without the Company’s prior written consent (which consent shall have been approved by the Special Committee)) to extend the Offer beyond the earlier of (i) December 31, 2019, and (ii) the date that is 20 business days after the date on which all conditions to the Offer other than the Minimum Condition have been satisfied. Additionally, subject to certain conditions and limitations, if immediately prior to any scheduled expiration time of the Offer (as it may previously have been extended) the full amount of the Debt Financing that is necessary to fund the amounts required to be paid in connection with the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement would not be available to be funded at the consummation of the Offer and the consummation of the Merger, we may elect to extend the Offer (and will extend the Offer if so requested by the Company (with the approval of the Special Committee)) for one or more consecutive periods of not more than five business days (or for such other period as may be agreed to by Parent and the Company and approved by the Special Committee) to permit the funding of the full amount of the Debt Financing. Further, subject to the End Date, we will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or any rule, regulation or position of the NYSE or as required by any U.S. federal securities law, in each case, that is applicable to the Offer.

The Merger Agreement obligates Purchaser, subject to the satisfaction or waiver of the conditions set forth in “—Section 15—Conditions to the Offer,” promptly after the Expiration Time, to accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer prior to the Expiration Time.

The Merger

As soon as practicable (but, in any event, no later than the first business day) following the consummation of the Offer, and unless applicable law prohibits or makes illegal the consummation of the Merger, Purchaser will merge with and into the Company, and the Company will survive as a wholly owned subsidiary of Parent. At the Merger Effective Time, any Shares not purchased pursuant to the Offer (other than Shares owned by the Company, any of its subsidiaries, Parent, us or any other wholly owned subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) will be automatically converted into the right to receive the Merger Consideration.

At the Merger Effective Time:

●	the certificate of incorporation of the Company in effect immediately prior to the Merger Effective Time will be amended and restated to read as the certificate of incorporation of Purchaser as in effect immediately prior to the Merger Effective Time (except for the provisions relating to the name and registered agent, which will not be amended);

●

the bylaws of the Company as in effect immediately prior to the Merger Effective Time will be amended and restated to read in their entirety as the bylaws of Purchaser in effect at the Merger Effective Time;

●

the directors of Purchaser immediately prior to the Merger Effective Time will be the directors of the Company as the surviving corporation until their respective successors are duly elected or appointed and qualified, as the case may be; and

●	the officers of the Company immediately prior to the Merger Effective Time will be the officers of the Company as the surviving corporation.

The Merger Agreement provides the Merger will be governed by Section 251(h) of the DGCL and will be effected without a vote of the Company stockholders.

Company Stock Options

Pursuant to the Merger Agreement, at the Merger Effective Time, each vested or unvested Company Stock Option that is unexpired, unexercised and outstanding immediately prior to the Merger Effective Time will be deemed fully vested and will be canceled and converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of (A) the Offer Price over (B) the applicable exercise price per Share of such Company Stock Option, and (ii) the total number of shares subject to such Company Stock Option immediately prior to the Merger Effective Time, without interest and less any required withholding taxes. Any Company Stock Option outstanding at the Merger Effective Time that has an exercise price per share equal to or greater than the Offer Price will be canceled at the Merger Effective Time and will cease to exist and the holder thereof will not receive any consideration for such Company Stock Option.

The Merger Agreement provides that prior to the Merger Effective Time, the Company will take all actions as are reasonably necessary to effectuate the following treatment of Company Stock Options (including obtaining consents from award holders and making any amendments to the terms of the applicable Company Stock Plan governing such Company Stock Options in accordance with applicable law and such applicable Company Stock Plan) and to terminate, effective as of immediately prior to the Merger Effective Time, the applicable Company Stock Plan governing such Company Stock Options.

Company Restricted Stock Units

Pursuant to the Merger Agreement, at the Merger Effective Time, each vested or unvested Company RSU that is unexpired and outstanding immediately prior to the Merger Effective Time will be deemed fully vested (and any Company RSU subject to performance vesting conditions with a performance period that remains subject to performance vesting conditions as of the Merger Effective Time will be deemed achieved at target performance levels) and will be canceled and converted into the right to receive an amount in cash equal to the product of (i) the Offer Price and (ii) the number of shares represented by such Company RSU immediately prior to the Merger Effective Time, without interest and less any required withholding taxes.

The Merger Agreement provides that, prior to the Merger Effective Time, the Company will take all actions as are reasonably necessary to effectuate the foregoing treatment of Company RSUs (including obtaining consents from award holders and making any amendments to the terms of the applicable Company Stock Plan governing such Company RSUs in accordance with applicable law and such applicable Company Stock Plan) and to terminate, effective as of immediately prior to the Merger Effective Time, the applicable Company Stock Plan governing such Company RSUs.

Company Restricted Stock

Pursuant to the Merger Agreement, at the Merger Effective Time, each vested or unvested share of Company Restricted Stock that is unexpired and outstanding immediately prior to the Merger Effective Time will be deemed fully vested (and any Company Restricted Stock with a performance period that remains subject to performance vesting conditions as of the Merger Effective Time will be deemed achieved at target performance levels) and will be canceled and converted into the right to receive an amount in cash equal to the product of (i) the Offer Price and (ii) the total number of such shares of Company Restricted Stock immediately prior to the Merger Effective Time, without interest and less any required withholding taxes.

The Merger Agreement provides that, prior to the Merger Effective Time, the Company will take all actions as are reasonably necessary to effectuate the foregoing treatment of Company Restricted Stock (including obtaining consents from award holders and making any amendments to the terms of the applicable Company Stock Plan governing such Company Restricted Stock in accordance with applicable law and such applicable Company Stock Plan) and to terminate, effective as of immediately prior to the Merger Effective Time, the applicable Company Stock Plan governing such Company Restricted Stock.

Representations and Warranties

In the Merger Agreement, the Company has made customary representations and warranties to Purchaser that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement or confidential disclosure schedules that the Company delivered to Purchaser in connection with the execution and delivery of the Merger Agreement. These representations and warranties relate to, among other things: (i) corporate existence and power, (ii) corporate authorization, (iii) governmental authorization, (iv) non-contravention, (v) capitalization, (vi) subsidiaries, (vii) SEC filings and the Sarbanes-Oxley Act, (viii) financial statements, (ix) disclosure documents, (x) absence of certain changes, (xi) no undisclosed material liabilities, (xii) compliance with laws and court orders, (xiii) litigation, (xiv) properties, (xv) intellectual property, (xvi) taxes, (xvii) employee benefit plans, (xviii) labor matters, (xix) environmental matters, (xx) material contracts, (xxi) foreign corrupt practices and international trade, (xxii) finders’ fees, (xxiii) opinion of financial advisor and (xxiv) antitakeover statutes and rights agreement.

In the Merger Agreement, Parent has made customary representations and warranties to the Company that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things: (i) corporate existence and power, (ii) corporate authorization, (iii) governmental authorization, (iv) non-contravention, (v) disclosure documents, (vi) finders’ fees, (vii) financing, (viii) litigation, (ix) ownership of Shares and (x) no other transactions.

The representations and warranties will not survive consummation of the Merger.

Operating Covenants

Pursuant to the Merger Agreement, from the date of the Merger Agreement until the Merger Effective Time, except (i) as expressly required by the Merger Agreement or applicable law, (ii) as disclosed in the confidential disclosure schedules that the Company delivered to Purchaser in connection with the execution of the Merger Agreement, (iii) with respect to actions taken or omitted by, or at the specific direction of, certain employees or directors of the Company who are also affiliated with Parent or (iv) as consented to in writing by Parent, the Company has agreed to, and has agreed to cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice and use commercially reasonable efforts to preserve intact its present business organization; maintain in effect its permits; keep available the services of its directors, officers, key employees and key consultants; and maintain satisfactory relationships with customers, lenders, suppliers and others having significant business relationships with it.

In addition, during the same period, except as (i) expressly required by the Merger Agreement or applicable law, (ii) disclosed in the confidential disclosure schedules that the Company delivered to Purchaser in connection with the execution of the Merger Agreement, (iii) actions taken or omitted by, or at the specific direction of, certain employees or directors of the Company who are also affiliated with Parent or (iv) consented to in writing by Parent, the Company has agreed not to, and has agreed to cause each of its subsidiaries not to, subject to certain exceptions:

●	amend its certificate of incorporation, bylaws or other comparable organizational documents;

●	split, combine or reclassify any Shares of its capital stock;

●

declare, set aside or pay any dividend or other distribution in respect of its capital stock, except for the Company’s regular quarterly dividend of up to $0.15 per Share per quarter with record and payment dates consistent with the quarterly record and payment dates in 2018;

●

redeem, repurchase or otherwise acquire any securities of the Company or of any subsidiary of the Company, or offer to do the same (other than in connection with the Company satisfying tax withholding obligations upon exercise of Company Stock Options or the vesting or settlement of Company RSUs or Company Restricted Stock and exercise price net settlements upon the exercise of Company Stock Options, in each case, in accordance with the terms on the date of the Merger Agreement of the applicable Company Stock Plan);

●

issue, grant, sell or otherwise deliver any securities of the Company or of any subsidiary of the Company, other than the issuance of (i) any Shares upon the exercise of Company Stock Options, purchase rights under the Speedway Motorsports, Inc. Employee Stock Purchase Plan, or vesting of Company RSUs or shares of Company Restricted Stock, in each case, that are outstanding on the date of the Merger Agreement in accordance with their terms, and (ii) any securities of any subsidiary of the Company to the Company or any other wholly owned subsidiary of the Company;

●	amend any term of any security of the Company or of any subsidiary of the Company;

●	issue or grant any Equity Award, or amend or modify the terms of any outstanding Equity Award, under any Company Stock Plan or accelerate the vesting of any such Equity Award;

●

incur any capital expenditures or any obligations or liabilities in respect thereof, except pursuant to the Company’s capital expenditure budget as approved by the Company Board or for any unbudgeted capital expenditures not to exceed $5,000,000 individually or $30,000,000 in the aggregate;

●	merge or consolidate with any other person;

●

acquire, directly or indirectly, any assets, interests or businesses, other than supplies, equipment or inventory in the ordinary course of business consistent with past practice or acquisitions for consideration less than $1,000,000 individually or $5,000,000 in the aggregate;

●	adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring;

●

sell, lease, license or otherwise transfer, create any lien (other than certain permitted liens) on, or otherwise abandon, permit to lapse or fail to maintain any of the Company’s or its subsidiaries’ assets, securities, interests or businesses, other than sales of inventory or obsolete equipment, or the grant of non-exclusive licenses, in the ordinary course of business consistent with past practice;

●

make any loans, advances or capital contributions to, or investments in any other person, other than (i) loans, advances or capital contributions to, or investments in wholly owned subsidiaries of the Company or (ii) advances to its employees in respect of business related expenses, in each case in the ordinary course of business consistent with past practice;

●

create or otherwise become liable with respect to any indebtedness for borrowed money or issue or sell any debt securities or other rights to acquire any debt securities of the Company or any of its subsidiaries, other than indebtedness for borrowed money (i) incurred under the Company’s revolving credit facility made available under the Amended and Restated Credit Agreement, dated as of December 29, 2014, among the Company, Bank of America, N.A. and the other parties thereto (the “Existing Credit Facility”) to finance working capital needs in the ordinary course of business, and (ii) among the Company and its wholly owned subsidiaries, or among the Company’s wholly owned subsidiaries, in each case in the ordinary course of business consistent with past practice;

●	enter into, modify in any material respect, or renew certain material contracts;

●	waive, release or assign any material rights, claims or benefits of the Company or any of its subsidiaries under certain material contracts;

●	voluntarily accelerate, terminate or cancel, or fail to exercise a renewal option for, certain material contracts;

●

except as required under an employee plan or applicable law, (i) make any material grant or material increase or promise to increase, or take any action to accelerate the vesting or payment of, any compensation, bonus, change in control, equity or equity-based awards, severance, retention or termination pay or benefits, other than increases in salary or hourly wages in the ordinary course of business consistent with past practice, (ii) establish, adopt, amend or terminate, or otherwise increase benefits payable under, any employee plan or collective bargaining agreement, (iii) establish, adopt or enter into any plan, agreement or arrangement, or otherwise commit to gross-up, indemnify or otherwise reimburse any current or former Company employee for certain taxes incurred, (iv) hire any new executive officer or (v) terminate any executive officer other than for cause;

●

change the Company’s methods of accounting, except as required by concurrent changes in generally accepted accounting principles or by securities laws as agreed to by the Company’s independent public accountants;

●

pay, settle or satisfy, or offer to settle or satisfy (i) any stockholder litigation or dispute against the Company, any of its subsidiaries or any of their officers or directors or (ii) any claim, action proceeding, investigation or any other liability or obligation, other than (x) liabilities and obligations incurred in the ordinary course of business consistent with past practice or in connection with the transactions contemplated by the Merger Agreement or (y) claims, actions, proceedings, investigations, liabilities and obligations in amounts not exceeding $1,000,000 individually or $5,000,000 in the aggregate;

●

make, rescind or change any material tax election, change any annual tax accounting period, adopt or change any method of tax accounting, amend any material tax return or file a claim for a material tax refund, obtain or enter into any tax ruling or closing agreement with respect to material taxes, extend or waive the statute of limitations with respect to any material tax or material tax return, settle any material tax claim, audit or assessment or surrender any right to claim a material tax refund, offset or other reduction in tax liability;

●	withdraw, modify, or permit the withdrawal or modification of, the approvals of the compensation arrangements described in “—Approval of Compensation Arrangements”; or

●	authorize, agree, resolve or commit to do any of the foregoing.

No Solicitation

Pursuant to the Merger Agreement, the Company and its subsidiaries have agreed that they will not, and the Company and its subsidiaries will cause its and their respective officers and directors and will use their reasonable best efforts to cause its and their respective employees, investment bankers, attorneys, accountants, consultants or other agents or advisors (each of the foregoing, a “Representative”) not to, among other things:

●	solicit, initiate or take any action to knowingly assist, facilitate or encourage the submission of any Acquisition Proposal (as defined below);

●

enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its subsidiaries to, otherwise cooperate with, or knowingly assist, participate in or encourage any effort by any third party or any Representative thereof that has made, is seeking to make or would be reasonably expected to make an Acquisition Proposal (other than to refer them to the terms of the Merger Agreement that prohibit such discussions);

●

fail to include in the Schedule 14D-9, or withdraw or modify in a manner adverse to Parent or Purchaser, the Company Board Recommendation or the recommendation of the Special Committee that the Public Stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Special Committee Recommendation”);

●

recommend an Acquisition Proposal or make any public proposal to withdraw, or modify in a manner adverse to Parent or Purchaser the Company Board Recommendation or the Special Committee Recommendation;

●

approve any transaction under, or take any action to exempt any person from the restrictions of, Section 203 of the DGCL or any provision contained in the Company’s organizational documents having similar effect; or

●

enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar agreement or instrument relating to an Acquisition Proposal.

The Company has agreed that it will, and will cause its subsidiaries and its and their Representatives to, cease immediately and terminate any and all existing activities, discussions or negotiations, if any, with any third party or its Representatives conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal, and to use its reasonable best efforts to cause any such third party and its Representatives that executed a confidentiality agreement in connection with an Acquisition Proposal within the one-year period prior to the date of the Merger Agreement and that is in possession of confidential information of the Company or any of its subsidiaries to return or destroy all such information (and all analyses and other materials prepared by or on behalf of such person that contain, reflect or analyze that information) as promptly as practicable.

Notwithstanding the restrictions described above, at any time prior to the time at which Shares are first accepted for payment under the Offer (the “Acceptance Time”), if the Special Committee determines in good faith, by a duly adopted resolution, after consultation with its financial advisor and outside legal counsel, that the failure to take the following actions would be inconsistent with its fiduciary duties under the DGCL, the Company, directly or indirectly through its Representatives, may:

●	engage in negotiations or discussions with any third party and its Representatives that, subject to the Company’s compliance with the above prohibitions, has made a bona fide, unsolicited written Acquisition Proposal that the Special Committee determines in good faith constitutes or could reasonably be expect to lead to a Superior Proposal (as defined below); and

●

furnish to such third party (and its Representatives) information relating to the Company or any of its subsidiaries and grant such third party access to the business, properties, assets, books and records of the Company and its subsidiaries, in each case, pursuant to a confidentiality agreement with terms and conditions enabling the Company to comply with its obligations to Parent pursuant to the foregoing and that are otherwise customary with respect to transactions of the nature contemplated by such Acquisition Proposal, a copy of which confidentiality agreement must be provided to Parent; provided that all information and access, to the extent not previously provided or made available to Parent, must also be provided or made available to Parent prior to or substantially concurrently with the time it is provided or made available to such third party.

The Company is required to notify Parent promptly (but in no event later than 24 hours) after the Company or any of its Representatives receives any Acquisition Proposal, any indication that a third party is considering making an Acquisition Proposal, or any request for information relating to the Company or any of its subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its subsidiaries by any third party that has made or could reasonably be expected to make an Acquisition Proposal. The Company is required to keep Parent reasonably informed, on a reasonably current basis, of the status and material terms of any Acquisition Proposal or any such indication or request and must provide to Parent copies of all correspondence and written materials sent by or provided to the Company or its subsidiaries that describe any material terms of conditions relating to any Acquisition Proposal.

The term “Acquisition Proposal” means any offer, proposal, inquiry or indication of interest by or on behalf of any third party with respect to (i) any transaction or series of related transactions (including any merger, tender or exchange offer, consolidation, business combination, recapitalization or reorganization and any issuance, exchange or disposition of securities or other equity or voting interests) that would result in the acquisition, directly or indirectly, by any third party of beneficial ownership, or the right to acquire beneficial ownership, of (x) equity securities of the Company that comprise 15% or more of the outstanding equity securities of the Company or of any class of such securities, or (y) voting securities of, or other voting interests in, the Company that represent 15% or more of the outstanding voting power of the Company, or (ii) any transaction or series of related transactions (including any merger, consolidation, business combination, recapitalization or reorganization, any issuance, exchange or disposition of securities or other equity interests and any lease, license or disposition of assets) that would result in the acquisition, directly or indirectly, by any third party of assets of the Company or any of its subsidiaries that comprise, in the aggregate, 15% or more of the consolidated assets of the Company and its Subsidiaries or that generate, in the aggregate, 15% or more of the consolidated revenues of the Company and its subsidiaries.

The term “Superior Proposal” means a bona fide written Acquisition Proposal (except that references to “15%” in the definition of “Acquisition Proposal” above will be deemed for purposes of this definition of “Superior Proposal” to be references to “more than 50%”) that was not solicited in violation of the Merger Agreement and that the Special Committee has determined in good faith after considering the advice of its financial advisor and outside legal counsel and taking into account all the terms and conditions of such Acquisition Proposal, (i) is reasonably likely to be consummated in accordance with the terms of such Acquisition Proposal and (ii) after taking into account any written proposal made by Parent during the Negotiation Period to amend the terms of the Merger Agreement, would result in a transaction more favorable to the Company stockholders unaffiliated with Parent from a financial point of view than the transactions contemplated by the Merger Agreement.

Company Board Recommendation

The Company has represented to Purchaser and Parent in the Merger Agreement that the Company Board, based on the unanimous recommendation of the Special Committee, at a meeting duly called and held, has:

●

determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company and its stockholders;

●

approved and adopted the Merger Agreement and declared it advisable for the Company to enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger;

●	approved the execution and delivery by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger;

●

resolved that the Merger shall be governed by, and effected pursuant to, Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the time at which Shares are first accepted for payment under the Offer (the “Acceptance Time”); and

●	recommended that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer;

in each case, on the terms and subject to the conditions set forth in the Merger Agreement.

The Company has also agreed that the Company Board will not fail to include in the Schedule 14d-9, or withdraw or modify in a manner adverse to Parent or Purchaser, the Company Board Recommendation or the Special Committee Recommendation or recommend an Acquisition Proposal or make any public proposal to withdraw or modify in a manner adverse to Parent or Purchaser the Company Board Recommendation or the Special Committee Recommendation (any such action, an “Adverse Recommendation Change”). However, notwithstanding the foregoing, at any time prior to the Acceptance Time, after complying with the obligations described in the “—Last Look” section below, the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee may make an Adverse Recommendation Change (i) if the Company has received a Superior Proposal or (ii) in response to an Intervening Event (as defined below), if the Company Board or the Special Committee determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under the DGCL.

The Merger Agreement does not prevent the Company Board or the Special Committee from complying with Rule 14e-2(a) promulgated under the Exchange Act, issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9 under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A under the Exchange Act, in each case, so long as any such action or statement is in compliance with the provisions described above. Any disclosure that constitutes only a “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act will not constitute an Adverse Recommendation Change.

The term “Intervening Event” means a material event, change or development in circumstances arising after the date of the Merger Agreement that was neither known by, nor reasonably foreseeable to, the Special Committee prior to or on the date of the Merger Agreement and does not involve or relate to an Acquisition Proposal.

Last Look

Neither the Company Board nor the Special Committee may make an Adverse Recommendation Change unless:

●	The Company provides written notice to Parent at least three business days before taking such action of its intention to do so (such period of three business days, the “Negotiation Period”);

●

(A) in the case of an Adverse Recommendation Change to be made following receipt of a Superior Proposal as described in “—No Solicitation” such notice specifies in reasonable detail the basis for the Adverse Recommendation Change, attaches the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated and identifies the third party making the Superior Proposal or (B) in the case of an Adverse Recommendation Change to be made in response to an Intervening Event as described in “—Company Board Recommendation,” such notice includes a reasonably detailed description of the underlying facts giving rise to, and the reasons for taking, such Adverse Recommendation Change and, during the Negotiation Period, to the extent Parent wishes to negotiate, the Company negotiates, and causes its Representatives to negotiate, in good faith with Parent and its Representatives with respect to any changes proposed by Parent in writing during the Negotiation Period to the terms and conditions of the Merger Agreement or the transactions contemplated thereby (or with respect to other proposals made by Parent); and

●

Parent does not, prior to 11:59 p.m., New York City time, on the final day of the Negotiation Period, submit in writing proposed changes to the Merger Agreement that, if accepted, (A) in the case of an Adverse Recommendation Change to be made following receipt of a Superior Proposal (with any amendment to the financial terms or other material terms of any Superior Proposal described in the foregoing clause requiring a new written notification from the Company and a new three business day negotiation period), would cause such Superior Proposal to no longer be a Superior Proposal or (B) in the case of an Adverse Recommendation Change to be made in response to an Intervening Event, would eliminate the basis for such Adverse Recommendation Change.

Regulatory Undertaking

See “Section 16—Certain Legal Matters; Regulatory Approvals—Regulatory Undertakings.”

Financing

Pursuant to the Merger Agreement, Parent has agreed, among other things, and subject to certain limitations and conditions:

●

to use reasonable best efforts to take all actions necessary to cause the funding of the Debt Financing or any Substitute Financing (as defined below) as promptly as practicable following the date of the Merger Agreement, taking into account the Marketing Period, and, in any event, prior to the Acceptance Time, including using reasonable best efforts to (i) maintain in effect the Debt Commitment Letter, (ii) negotiate and enter into definitive agreements with respect to the Debt Financing, on terms consistent with the terms set forth in the Debt Commitment Letter, so that such definitive agreements are in effect no later than the Expiration Time, and (iii) satisfy on a timely basis all conditions applicable to Parent or Purchaser that are set forth in the definitive agreements with respect to the Debt Financing;

●

subject to the Marketing Period having ended and the satisfaction or waiver of the conditions to the funding of the Debt Financing set forth in definitive agreements with respect thereto, to cause the Debt Financing Sources to fund the Debt Financing, to the extent that the proceeds thereof are required to consummate the Offer, the Merger and the other transactions contemplated by the Merger, on the date on which the Merger is consummated; and

●

in the event that any portion of the funds contemplated by the Debt Financing become unavailable (or are reasonably likely to become unavailable) such that the Debt Financing would not be in an amount sufficient to fund the Required Amount, to use reasonable best efforts to arrange and obtain substitute financing sufficient to consummate the transactions contemplated by the Merger Agreement (“Substitute Financing”) and a commitment letter with respect thereto, on terms satisfying the requirements applicable to amendments and modifications to the Debt Commitment Letter described below, as if the Substitute Financing were an amendment to the Debt Commitment Letter, but without any obligation of Parent to accept terms less favorable to Parent than the terms contained in the Debt Commitment Letter or to pay a fee in excess of what it was required to pay under the Debt Commitment Letter.

Parent also has agreed to notify the Company of the occurrence of certain adverse developments specified in the Merger Agreement with respect to the Debt Commitment Letter, the Debt Financing and any definitive agreement with respect to the Debt Financing. Additionally, Parent has agreed, subject to certain qualifications and exceptions, and except with the Company’s prior written consent (which consent has been approved by the Special Committee), not to amend, modify, terminate, assign or agree to any waiver under the Debt Commitment Letter that (i) reduces (or could have the effect of reducing) the amount of aggregate cash proceeds available from the Debt Financing such that the aggregate funds that would be available to Parent and Purchaser at the Merger Effective Time, together with other immediately available financial resources of Parent and Purchaser, would not be sufficient to pay the Required Amount, (ii) imposes, or could reasonably be expected to impose, new or additional conditions or contingencies to the receipt of the Debt Financing necessary to fund the Required Amount, (iii) could reasonably be expected to prevent or materially adversely impact the ability of Parent or Purchaser to timely consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement in accordance with the Merger Agreement or (iv) materially adversely affects the ability of Parent or Purchaser to enforce its rights against other parties to the Debt Commitment Letter or any definitive agreement with respect to the Debt Financing.

Financing Cooperation

The Company has agreed to, and to cause its subsidiaries to, and to use reasonable best efforts to cause its and their respective Representatives to, cooperate with Parent, Purchaser and their respective Representatives in connection with the Debt Financing (and any offering of customary high-yield non-convertible debt securities in lieu of, or in addition to, the Debt Financing (“Debt Securities Offering”), including by using reasonable best efforts to:

●	provide financial and other pertinent information regarding the Company and its subsidiaries and the transactions contemplated by the Merger Agreement as may be reasonably requested in connection with the Debt Financing or any Debt Securities Offering, including in connection with (A) the preparation of rating agency presentations, lender or investor presentations, information memoranda, offering memoranda, private placement memoranda (including under Rule 144A under the Securities Act of 1933), road show presentations and similar documents (collectively, “Marketing Materials”), (B) the preparation by Parent, Purchaser and their respective Representatives of pro forma financial statements satisfying the requirements of the Debt Commitment Letter and (C) due diligence investigations by any Debt Financing Source or its Representatives;

●

cause its Representatives to participate, at reasonable times and locations and upon reasonable notice, in a reasonable number of meetings, conference calls, presentations, road shows, due diligence sessions, sessions with rating agencies and other marketing efforts by Parent, Purchaser, any Debt Financing Source and their respective Representatives with respect to the Debt Financing or any Debt Securities Offering;

●

assist with the preparation of Marketing Materials and with the negotiation and preparation of credit agreements, guarantees, pledges, security documents, certificates and other definitive documentation relating to the Debt Financing or any Debt Securities Offering (including, in each case, any schedules thereto);

●

facilitate the pledging of collateral including by cooperating in connection with the payoff of existing indebtedness and the release of related liens and the termination of security interests (including by delivering prepayment or termination notices as required by the terms of any existing indebtedness and delivering payoff letters or UCC-3 or equivalent financing statements or termination notices);

●

take all corporate actions (which actions shall not be effective prior to the consummation of the Merger) required (i) to authorize the execution by the Company or any of its subsidiaries of each definitive document relating to the Debt Financing or any Debt Securities Offering to which it is specified to be a party and (ii) to permit the consummation of the Debt Financing or any Debt Securities Offering and the granting and perfection of security interests in collateral with respect thereto;

●

provide customary authorization and management representation (including, in each case, a customary “Rule 10b-5” representation with respect to information contained in the relevant bank marketing materials relating to the Company and its subsidiaries) to the Debt Financing Sources and their affiliates authorizing the distribution of information relating to the Company and its subsidiaries to prospective lenders and otherwise executing and delivering as of (but not before and not to be effective until) the consummation of the Merger any related certificates or documents as may be reasonably requested by Parent or Purchaser (including a certificate of the chief financial officer of the Company) with respect to due diligence items related to the offering memorandum;

●

assist Parent and Purchaser in obtaining corporate and facilities ratings from any rating agencies in connection with the Debt Financing and upon reasonable request, identifying any material nonpublic information contained in the relevant Marketing Materials and complying with Regulation FD to the extent applicable to such material non-public information;

●

obtain from the Company’s independent accountants consents to the use of their reports in materials relating to the Debt Financing or any Debt Securities Offering and using reasonable best efforts to cause its or its subsidiaries’ independent accountants to cooperate with the Debt Financing or any Debt Securities Offering, including by using reasonable best efforts to provide “customary” comfort letters (including as to “customary” negative assurances) and “bring-down” letters in connection with the Debt Financing or any Debt Securities Offering and facilitating direct contact with such independent auditors for participation in a reasonable number of due diligence sessions and other meetings; and

●

provide, no later than five business days prior to the date the Merger is consummated, all documentation and other information required under applicable “know your customer” and anti-money laundering rules and regulations, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001 reasonably requested in writing by Parent no later than ten business days prior to the date the Merger is consummated.

Notwithstanding the foregoing, nothing in the Merger Agreement will require the Company or any of its subsidiaries of any of its and their respective Representatives:

●	to execute, deliver or enter into or perform any agreement, document or instrument that is not contingent upon the occurrence of the consummation of the Merger (other than the execution of customary authorization letters or management representation letters included in the Marketing Materials) or adopt any resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing or any Debt Securities Offering is obtained that is not contingent on the occurrence of the consummation of the Merger;

●

to provide cooperation to the extent that such cooperation would, in the good faith determination of the Company, interfere unreasonably with the business or operations of the Company or its subsidiaries;

●	to waive or amend any provision of the Merger Agreement;

●	to take any action that would conflict with or violate applicable law, any material contract, or the organizational documents of such person;

●	to cause any director, officer or employee or stockholder of the Company or any of its subsidiaries to incur any personal liability; or

●

to provide access to or disclose information that the Company or any of its subsidiaries reasonably determines would jeopardize any attorney-client privilege of the Company or any of its subsidiaries, provided that, the Company shall disclose that it is withholding such information on such basis and use commercially reasonable efforts to provide such information in a manner that would not breach such privilege.

Parent has agreed that, if the Merger is not consummated, it will promptly reimburse, upon request of the Company, all reasonable out-of-pocket costs incurred by the Company or its subsidiaries or any of its and their respective Representatives in connection with the Debt Financing, any Debt Securities Offering or their cooperation in connection therewith. In addition, Parent has agreed to indemnify and hold harmless the Company, its subsidiaries and their respective Representatives against any liabilities incurred as a result of, or in connection with, the Debt Financing. any Debt Securities Offering or their cooperation in connection therewith.

Existing Company Indebtedness

The Company has agreed to deliver to Parent copies of payoff letters in respect of obligations that will be outstanding under the Company’s Existing Credit Facility as of the closing of the Merger.

The Company has agreed, with respect to the Existing Notes and the related indenture (the “Existing Indenture”), if requested by Parent in writing, and to the extent permitted by the Existing Indenture and subject to certain other limitations and conditions, to use commercially reasonable efforts:

●	to issue, at the closing of the Merger, a notice of optional redemption for all of the outstanding principal amount of the Existing Notes pursuant to and in accordance with the Existing Indenture;

●

except as prohibited by applicable law, to cooperate with Parent to commence one or more offers to purchase any or all of the Existing Notes for cash or to exchange any or all of the Existing Notes for securities issued by Company, Parent or any of Parent’s affiliates;

●

except as prohibited by applicable law, to cooperate with Parent to conduct one or more consent solicitations to obtain from the requisite holders of the Existing Notes consent to certain amendments to or waivers under the Existing Indenture; and

●	to take actions, at the closing of the Merger, to satisfy, discharge or defease the Existing Notes pursuant to and in accordance with the Existing Indenture.

Parent will have the right to prepare any documentation (including any redemption notices, certificates, opinions, agreements or other documents) in connection with any of the foregoing transactions with respect to the Existing Notes (each, an “Existing Notes Transaction”) and to select one or more dealer managers, information agents, depositaries or other agents reasonably acceptable to the Company to provide services in connection therewith. The Company has agreed, subject to certain limitations, to, and to cause its subsidiaries to, furnish certain certificates and other documentation reasonably requested by Parent or any dealer managers, information agents, depositaries or other agents in connection with any Existing Notes Transaction.

Parent has agreed that, if the Merger is not consummated, it will promptly reimburse, upon request of the Company, all reasonable out-of-pocket costs incurred by the Company or its subsidiaries or any of its and their respective Representatives in connection with any Existing Notes Transaction or their cooperation in connection therewith. In addition, Parent has agreed to indemnify and hold harmless the Company, its subsidiaries and their respective Representatives against any liabilities incurred as a result of, or in connection with, any Existing Notes Transaction or their cooperation in connection therewith.

Access to Information

Other than as prohibited by law and subject to certain confidentiality and other exceptions, the Company has agreed to give Parent and its Representatives reasonable access to the offices, properties, assets, books and records of the Company and its subsidiaries upon reasonable prior notice and during normal business hours, furnish to Parent and its Representatives financial and operating data and other information as reasonably requested, and instruct the Representatives of the Company and its subsidiaries to cooperate with Parent and its authorized representatives in its investigation of the Company and its subsidiaries.

Director and Officer Indemnification and Insurance

The Merger Agreement provides for certain indemnification and insurance rights in favor of any person who is or prior to the Merger Effective Time becomes, or has been at any time prior to the date of the Merger Agreement, a director, officer, or manager of the Company or any of its subsidiaries (each an “Indemnified Party”). Specifically, Parent has agreed to cause to be maintained in effect provisions in the Company’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the Company) regarding elimination of liability of directors, indemnification of officers, directors and manager and advancement of expenses that are no less advantageous to the Indemnified Parties than the corresponding provisions in existence the date of the Merger Agreement for a period of six years following the Merger Effective Time.

Without limiting the above, from and after the Merger Effective Time, Parent has agreed to cause the Company, to the fullest extent permitted by applicable law, to indemnify and hold harmless each such Indemnified Party against all claims, losses, liabilities, damages, judgments, inquiries, fines, amounts paid in settlement and reasonable and documented fees, costs and expenses, including reasonable and documented attorneys’ fees and disbursements, incurred in connection with any actual or threatened claim, action, suit, assessment, audit, proceeding or investigation arising out of or pertaining to or by reason of the fact that an Indemnified Party is or was an officer, manager or director of the Company or any of its subsidiaries or, while serving as an officer, manager or director of the Company or any of its subsidiaries, is or was serving at the request of the Company or any of its subsidiaries as a director, manager, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise or non-profit entity, in each case, including such matters that exist or occur prior to the Merger Effective Time, including the transactions contemplated by the Merger Agreement, whether asserted or claimed prior to, at or after the Merger Effective Time. The Merger Agreement also contains certain customary provisions regarding advancement of expenses, cooperation in defense, control of the defense and settlement of legal proceedings subject to such indemnification.

The Merger Agreement permits the Company to obtain at or prior to the Merger Effective Time prepaid or “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Merger Effective Time, including the transactions contemplated by the Merger Agreement, for the period ending six years after the date on which the Merger is consummated, covering each Indemnified Party and providing substantially equivalent benefits, and having terms, conditions, retentions and limits of liability that are at least as favorable to any Indemnified Party, as those of the Company’s directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement. In the event the Company does not obtain such “tail” insurance policies, then, Parent will cause the Company, as the surviving corporation, either (i) to purchase prepaid or “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Merger Effective Time, including the transactions contemplated by the Merger Agreement, for the period ending six years after the date on which the Merger is consummated, covering each Indemnified Party and providing substantially equivalent benefits, and having terms, conditions, retentions and limits of liability that are at least as favorable to any Indemnified Party, as those of the Company’s directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement or (ii) to maintain in effect, for the period ending six years after the date on which the Merger is consummated, the Company’s directors’ and officers’ insurance policies in effect as of the date of the Merger Agreement in respect of acts or omissions occurring at or prior to the Merger Effective Time, including the transactions contemplated by the Merger Agreement. Notwithstanding the foregoing, Parent will not be required, and the Company will not be permitted, to pay an annual premium for such insurance in excess of 300% of the annual premium paid by the Company for such insurance during its last full fiscal year.

Employee Matters

The Merger Agreement provides that, for a period of one year following the Merger Effective Time, Parent agrees to provide each employee of the Company or its subsidiaries who was, immediately prior to the Merger Effective Time, an employee of the Company or any of its subsidiaries (collectively, the “Company Continuing Employees”) and remains so employed by the Company or one of its subsidiaries during such one-year period, with compensation and benefits (other than equity-based compensation, nonqualified deferred compensation, retention, transaction or change in control payments, bonuses or awards or defined benefit pension benefits or retiree medical benefits) that are substantially comparable in the aggregate to such compensation and benefits as in effect immediately prior to the Merger Effective Time.

Neither Parent nor any of its affiliates will be obligated to continue to employ any Company Continuing Employee for any period of time following the Merger Effective Time. Following the Merger Effective Time, Parent or its affiliates may revise, amend or terminate any Company employee benefit plan, program or policy in effect from time to time. Nothing in the Merger Agreement will be construed as an amendment of any Company employee plan or will limit the ability of Parent or its affiliates to amend, terminate or otherwise modify any Company employee plan following the Merger Effective Time or will create any third-party beneficiary rights in any current or former director, officer, employee, consultant or individual independent contractor of the Company or any of its subsidiaries (including any beneficiary or dependent thereof) in respect of continued employment (or resumed employment) or any other matter.

Approval of Compensation Arrangements

Pursuant to the Merger Agreement, the Company has agreed to take all such steps (acting through the compensation committee of the Company Board) as may be necessary or reasonably advisable to cause each compensation arrangement entered into by the Company or any of its subsidiaries with any director, officer, employee or other service provider of the Company or any of its subsidiaries that has not previously been approved by the compensation committee of the Board (comprised solely of “independent directors” in accordance with the requirements of Rule 14d-10(d)(2)) to be approved as an “employment compensation, severance or other employee benefit arrangement” and taken all other actions necessary or advisable under Rule 14d-10(d) promulgated under the Exchange Act to ensure that any such arrangements fall within the non-exclusive safe harbor provisions of such rule.

In addition, the Company has agreed to take all such steps as may be required to cause any dispositions of Shares (including derivative securities with respect to Shares) resulting from the transactions contemplated by the Merger Agreement by each individual who is a director or officer of the Company subject to Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Conditions to the Offer

See “—Section 15—Conditions to the Offer.”

Conditions to the Merger.

The obligations of the Company, Parent and Purchaser to consummate the Merger are subject to the satisfaction or waiver of the following conditions:

●	no applicable law, judgment or order prohibiting or making illegal the consummation of the Merger being in effect; and

●	Purchaser having accepted for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

Termination

The Merger Agreement may be terminated (and the Offer, the Merger and the other transactions contemplated thereby may be abandoned):

●	by mutual written consent of Parent and the Company (provided that such termination is approved by the Special Committee);

●	by either Parent or the Company (provided that such termination is approved by the Special Committee), if:

●	the Acceptance Time has not occurred on or before 5:00 p.m. (New York City time) on December 31, 2019 (the “End Date”); provided, however, that this right to terminate the Merger Agreement will not be available to any party whose breach of the Merger Agreement is the primary cause of the failure of the Offer to be consummated by the End Date;

●

the Expiration Time has occurred without Purchaser having accepted for payment any Shares validly tendered (and not validly withdrawn) pursuant to the Offer and, at the Expiration Time, any condition to the Offer has not been satisfied or, to the extent permitted by the Merger Agreement, waived by Purchaser; provided, however, that this right to terminate the Merger Agreement will not be available to any party whose breach of any provision of the Merger Agreement is the primary cause of the failure of any Offer condition to be satisfied immediately prior to the Expiration Time; or

●

(A) prior to the Acceptance Time, there is in effect any applicable law, judgment or order which has become final and non-appealable, that (1) makes the consummation of the Offer illegal or otherwise prohibited or (2) permanently enjoins Purchaser from consummating the Offer or (B) prior to the Merger Effective Time, there is in effect any applicable law, judgment or order, which has become final and non-appealable, that (1) makes the consummation of the Merger illegal or otherwise prohibited or (2) permanently enjoins the Company, Parent or Purchaser from consummating the Merger; provided, however, that this right to terminate the Merger Agreement will not be available to any party whose breach of any provision of the Merger Agreement is the primary cause of the existence of any fact or occurrence described in either of the foregoing clauses (A) and (B).

●	by Parent, if, prior to the Acceptance Time:

●	an Adverse Recommendation Change has occurred; or

●

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in the Merger Agreement has occurred that would cause any of the conditions set forth in clause (a)(iii) or (a)(iv) of “—Section 15—Conditions to the Offer” not to be satisfied (if such condition were tested immediately prior to the termination of the Merger Agreement) and such breach or failure cannot be cured prior to the End Date, or if curable by the End Date, has not been cured by the earlier of (A) the date that is 30 days after receipt by Company of written notice of such breach or failure and (B) the End Date; provided, however, that this right will not be available to Parent if Purchaser or Parent is in material breach of the Merger Agreement.

●	by the Company, if, prior to the Acceptance Time:

●	Purchaser has (A) failed to commence the Offer within five business days of the latest date on which the Offer was required to be commenced under the Merger Agreement, (B) terminated the Offer in breach of the terms of the Merger Agreement or (C) made any change to the Offer in material breach of its obligations under the Merger Agreement; provided, however, that this right will not be available to the Company if the Company’s breach of the Merger Agreement is the primary cause of Purchaser’s failure to timely commence the Offer;

●

(A) all of the conditions to the Offer have been satisfied or, to the extent permitted by the Merger Agreement, waived at the Expiration Time, (B) Purchaser has failed to purchase all of the Shares validly tendered (and not validly withdrawn) pursuant to the Offer within five business days following the latest date on which the Offer was required to be consummated under the Merger Agreement, taking into account the delivery of no more than two extensions of the Expiration Time due to the unavailability of the Debt Financing, (C) the Company has irrevocably confirmed, by written notice to Parent, its intention to terminate the Merger Agreement pursuant to this paragraph if Purchaser fails to consummate the Offer within such period of five business days and (D) the Company has been ready, willing and able to consummate the Merger, subject to the consummation of the Offer, at all times during such period of five business days (“Financing Failure Termination Right”); or

●

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent set forth in the Merger Agreement has occurred that would reasonably be expected to prevent Parent from consummating the Offer or the Merger and such breach or failure is incapable of being cured by the End Date or, if capable of being cured by the End Date, has not been cured by the earlier of (A) the date that is 30 days after receipt by Parent of written notice of such breach or failure and (B) the End Date; provided, however, that this right will not be available to the Company if the Company is in material breach of the Merger Agreement.

If the Merger Agreement is terminated pursuant to its terms, the Merger Agreement will become void and of no effect, without liability of any party to the Merger Agreement (or any affiliate or Representative of such party) or any Debt Financing Source (or any affiliate or Representative of such person); provided that, no such termination will relieve any party from liability to any other party for (i) payment of the Company Termination Fee or the Parent Termination fee, if and as applicable, or (ii) any material breach of the Merger Agreement that is a consequence of an act taken or omitted by the breaching party with the actual knowledge or actual intent that the taking or omission of such act would constitute a material breach of the Merger Agreement.

Termination Fees

The Company has agreed to pay Parent a termination fee of $24,000,000 in cash (the “Company Termination Fee”) in the event that the Merger Agreement is terminated by Parent because an Adverse Recommendation Change has occurred.

Parent has agreed to pay the Company a termination fee of $40,000,000 in cash (the “Parent Termination Fee”) in the event that the Merger Agreement is terminated by the Company pursuant to the exercise of its Financing Failure Termination Right.

The parties to the Merger Agreement have agreed that payment of the Company Termination Fee or the Parent Termination Fee will be deemed to be liquidated damages for any and all damages or losses suffered or incurred by the party receiving such payment or any of its affiliates in connection with the Merger Agreement and the termination thereof, and that neither the party receiving such payment nor any of its affiliates will be entitled to bring or maintain any claim or action against the paying party or any of its affiliates for damages or any equitable relief in connection with the Merger Agreement or the termination thereof.

Fees and Expenses

Except as set forth elsewhere in this Offer to Purchase, all fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

Amendment; Waiver

Any provision of the Merger Agreement may be amended or waived at any time by a written instrument signed by the parties, except that (i) any such amendment or waiver by the Company must be at the direction of and approved by the Special Committee, (ii) after the Acceptance Time, no amendment can be made that decreases the amount or changes the form of the Offer Price or the Merger Consideration, (iii) there will be no amendment or waiver that would require the approval of the stockholders of the Company under applicable law without such approval having first been obtained and (iv) certain specified provisions of the Merger Agreement cannot be amended in a manner materially adverse to the Debt Financing Sources (or their respective affiliates and Representatives) without the prior written consent of the Debt Financing Sources.

14.	Dividends and Distributions

As discussed in “—Section 13—The Merger Agreement—Operating Covenants,” pursuant to the Merger Agreement, from the date of the Merger Agreement until the Merger Effective Time, except as (i) expressly required by the Merger Agreement or required applicable law, (ii) disclosed in the confidential disclosure schedules that the Company delivered to Purchaser in connection with the execution of the Merger Agreement, (iii) specifically directed by certain directors or officers of the Company who are affiliated with Parent or (iv) consented to in writing by Parent (which consent will not be unreasonably withheld, delayed or conditioned), the Company has agreed not to, and has agreed to cause each of its subsidiaries not to:

●	declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or property) in respect of, any shares of capital stock or other equity interests or securities of the Company or any of its subsidiaries, other than (i) the Company’s regular quarterly dividend of up to $0.15 per Share per quarter with record and payment dates consistent with the quarterly record and payment dates in 2018 and (ii) dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to another such subsidiary or its parent;

●	split, combine or reclassify any shares of capital stock or other equity interests or securities of the Company or any of its subsidiaries; or

●

repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or options, warrants, convertible or exchangeable securities, stock-based units (performance-based or otherwise) or other rights to acquire any such shares of capital stock, subject to certain exceptions.

15.	Conditions to the Offer

Notwithstanding any other provision of the Offer or the Merger Agreement to the contrary, Purchaser will not be required (and Parent will not be required to cause Purchaser) to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act) pay for, and may, subject to the terms of the Merger Agreement, delay the acceptance for payment of or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act) the payment for, any Shares tendered pursuant to the Offer if:

(a)	immediately prior to the Expiration Time:

(i)	the Minimum Condition has not been satisfied;

(ii)

any applicable law has been enacted, enforced, promulgated or issued that renders illegal or prohibits the consummation of Offer or the Merger by the Company, Parent or Purchaser or imposes any Burdensome Condition (as defined in “—Section 16—Certain Legal Matters; Regulatory Approvals”);

(iii)

(A) any of the representations and warranties of the Company relating to its capitalization are not true and correct in all but de minimis respects, (B) any of the representations and warranties of the Company relating to ☒its corporate existence and power, ☒its corporate authorization, its ☒subsidiaries, ☒finders’ fees, ☒the opinion of its financial advisor and antitakeover statutes that are qualified as to “materiality” or “Company Material Adverse Effect” are not true and correct in all respects and any such representations and warranties that are not so qualified are not true and correct in all material respects, (C) the representations and warranties of the Company relating to the non-occurrence of a Company Material Adverse Effect are not true and correct in all respects or (D) any of the other representations and warranties of the Company (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) are not true and correct with, in the case of this clause (D) only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, in the case of each of clauses (A) through (D), on and as of the date of the Merger Agreement and at and as of immediately prior to the Expiration Time as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which must be true only as of such specified time);

(iv)	the Company has failed to perform in all material respects all of the obligations, covenants or agreement it is required to perform under the Merger Agreement at or prior to the Expiration Time;

(v)

since the date of the Merger Agreement, there has occurred any event, occurrence, development or state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect; or

(vi)	the Marketing Period (as defined below) has not ended; or

(vii)	the Merger Agreement has been validly terminated; or

(b)

immediately prior to the Acceptance Time, Parent and Purchaser have not received a certificate executed by an authorized executive officer of the Company, dated as of the date on which the Offer expires certifying that the Offer conditions specified in paragraphs (a)(iii), (a)(iv) and (a)(v) have been satisfied.

“Marketing Period” means, subject to certain qualifications set forth in the Merger Agreement, the earlier to occur of (i) the first period of 17 consecutive business days after July 23, 2019 commencing on the first date on which (A) Parent has received all of the “Required Information” (as defined in the Merger Agreement) and (B) such Required Information is “Compliant” (as defined in the Merger Agreement); provided that (x) September 2, 2019, November 28, 2019 and November 29, 2019 will be disregarded and not count as business days for purposes of calculating such 17 consecutive business day period, (y) if the Marketing Period has not ended on or prior to August 16, 2019, then the Marketing Period will commence no earlier than September 3, 2019 and (z) the Marketing Period must have ended on or prior to December 20, 2019 and (ii) the date on which the full proceeds of the Debt Financing are obtained by Parent or its applicable subsidiary.

The conditions to the Offer set forth above (other than the Minimum Condition) are for the sole benefit of Parent and Purchaser and, subject to the applicable rules and regulations of the SEC, may be waived by Purchaser, in whole or in part, at any time, at the sole discretion of Purchaser (except for the Minimum Condition, which cannot be waived).

16.	Certain Legal Matters; Regulatory Approvals

Regulatory Matters

General

Based on our examination of publicly available information filed by the Company with the SEC and a review of certain information furnished by the Company to us, we are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental authority or agency, domestic, foreign or supernational, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that such approval or other action will be sought. Except as described below, there is no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. We are unable to predict whether we will determine that we are required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any approval or other action not described below. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Company’s business or certain parts of the Company’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “—Section 15—Conditions to the Offer.”

State Takeover Statutes

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Company has represented to us in the Merger Agreement that the Company has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby from the restrictions on business combination of Section 203 of the DGCL.

In addition to Section 203 of the DGCL, a number of other states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not attempted to comply with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting the application of such laws.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “—Section 15—Conditions to the Offer.”

U.S. Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules that have been promulgated thereunder (together, the “HSR Act”) by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. We do not believe that the purchase of Shares by us in the Offer or the Merger is subject to such requirements because Parent currently owns Shares representing more than 50% of the Company’s outstanding voting securities, which means that Parent “controls” the Company for purposes of these requirements and therefore our purchase of any additional Shares in the Offer or the Merger is exempt under the HSR Act. Although we do not believe that this transaction is subject to antitrust approval under the HSR Act, the Antitrust Division and the FTC may scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by us pursuant to the Offer and the Merger. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares by us pursuant to the Offer or the Merger or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual states) may also bring legal actions under the antitrust laws of the United States. We do not believe that the purchase of Shares by us pursuant to the Offer or the Merger will result in a violation of any antitrust laws of the United States. However, there can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

If there has been enacted, enforced, promulgated or issued any applicable law or order that renders illegal or prohibits the consummation of the Offer or the Merger or imposes any Burdensome Condition, then (as further described in “—Section 15—Conditions to the Offer”) we will not be obligated to accept for payment or pay for any tendered Shares and, subject to certain conditions, we and Parent each will have the right to terminate the Merger Agreement (as further described in “—Section 13—The Merger Agreement—Termination”).

Regulatory Undertakings

Under the Merger Agreement, each of Parent and the Company have agreed to reasonably cooperate with one another and use (and cause their subsidiaries to use) their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement, including (i) preparing and filing as promptly as reasonably practicable with any governmental authority or other third party all documentation to effect all necessary filings and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any governmental authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement.

However, Parent and the Company have agreed that neither Parent nor the Company will be required (and neither the Company nor any of its subsidiaries will be permitted without Parent’s prior written consent), in order to obtain or maintain any approvals, consents, registrations, permits, authorizations or other confirmations required to be obtained from any governmental authority, in each case, that are necessary to consummate the transactions contemplated by the Merger Agreement, to (A) divest or otherwise hold separate (including by establishing a trust or otherwise), or take (or cause to be taken) or omit (or cause to be omitted) any other action with respect to, any of the businesses, assets or properties of Parent, the Company or any of their subsidiaries, (B) enter into any settlement, undertaking, consent decree, stipulation or agreement with any governmental authority in connection with the transactions contemplated by the Merger Agreement, (C) litigate, challenge or take any action with respect to any action or proceeding by any governmental authority or (D) agree to do any of the foregoing (any such requirement, a “Burdensome Condition”).

Each of Parent and the Company has agreed, to the extent permitted by applicable law, to use its reasonable best efforts to (i) cooperate in all reasonable respects with each other in connection with any filing and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) promptly inform the other party of any filing or communication received from, or intended to be given to, any governmental authority and of any material communication received or intended to be given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by the Merger Agreement, (iii) prior to submitting any filing, substantive written communication, correspondence or other information or response to any governmental authority or in connection with any proceeding by a private party, permit the other party and its legal counsel a reasonable opportunity to review in advance, to the extent reasonably practicable under the circumstances, and consider in good faith the comments of the other party in connection with, any such filing, communication or inquiry, (iv) furnish each other with a copy of any filing, communication or, if in written form, inquiry, it or any of its affiliates makes to or receives from any governmental authority or in connection with any proceeding by private party, in each case regarding any of the transactions contemplated by the Merger Agreement and (v) consult with each other in advance of any meeting or conference with any governmental authority or, in connection with any proceeding by a private party, with any other person, and, to the extent reasonably practicable, give the other party the opportunity to attend and participate in such meetings and conferences, in each case, to the extent any such action is necessary, proper or advisable to obtain or maintain any approval, consent, registration, permit, authorization or other confirmation from any governmental authority to consummate the transactions contemplated the Merger Agreement.

Litigation Related to the Merger

Lawsuits arising out of or relating to the Offer, the Merger or any other transactions referenced herein may be filed in the future.

17.	Fees and Expenses

BofA Merrill Lynch has provided certain financial advisory services to Parent in connection with the transactions contemplated by the Merger Agreement, for which financial advisory services BofA Merrill Lynch will receive reasonable and customary compensation. Parent has also agreed to reimburse BofA Merrill Lynch for certain reasonable out-of-pocket expenses and to indemnify BofA Merrill Lynch against certain liabilities, including certain liabilities under the U.S. federal securities laws. In the ordinary course of business, BofA Merrill Lynch and its affiliates may trade or hold Shares or other securities of the Company for their own accounts and accounts of customers, and, accordingly, may at any time hold a long or short position in the Shares or such securities. BofA Merrill Lynch or its affiliates may tender Shares into the Offer for their own accounts or accounts of customers.

We have retained MacKenzie Partners, Inc. to act as the Information Agent and American Stock Transfer & Trust Company, LLC to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone and personal interviews and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

The following is an estimate of fees and expenses to be incurred by Parent in connection with the Offer:

Type of Fee	Amount
SEC Filing Fees	$41,386
Financial Advisor Fees and Expenses	6,500,000
Financing Fees and Expenses	5,075,000
Depositary Fees and Expenses	70,000
Information Agent Fees and Expenses (including mailing and advertisement fee)	120,000
Legal Fees and Expenses, Printing and Other Costs	2,500,000
Total	$14,265,000

Parent may also incur other fees and expenses in connection with the financing for the Offer and the Merger that cannot be determined as of the date of this Offer to Purchase. In addition, the Company will incur its own fees and expenses in connection with the Offer. The Company will not pay any of the fees and expenses to be incurred by Parent or any of its affiliates (other than the Company) or beneficial owners.

18.	Miscellaneous

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any U.S. or foreign jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by BofA Merrill Lynch or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state.

No person has been authorized to give any information or make any representation on behalf of Purchaser, Parent or any of their respective affiliates, or on behalf of BofA Merrill Lynch, not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Parent and Purchaser have filed with the SEC a Schedule TO, together with exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. In addition, the Company has filed the Schedule 14D-9, together with the exhibits thereto, and the Schedule 13E-3 pursuant to the Exchange Act, together with exhibits thereto, setting forth the Company Board Recommendation and furnishing certain additional related information. Our Schedule TO, the Schedule 14D-9, the Schedule 13E-3 and any exhibits or amendments thereto may be examined and copies may be obtained from the SEC in the manner described in “—Section 8—Certain Information Concerning the Company” and “—Section 9—Certain Information Concerning Purchaser and Parent” above.

Speedco, Inc.

August 16, 2019

SCHEDULE I

Directors and Executive Officers of Parent

The name, age, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Parent. The business address of each director and executive officer of Parent is 5401 East Independence Blvd., Charlotte, North Carolina 28212. All directors and executive officers of Parent are citizens of the United States. Directors are identified by an asterisk.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
O. Bruton Smith*	92	Mr. O. Bruton Smith is Chief Executive Officer and President of Parent and Purchaser and a manager of OBS. Mr. Smith has been Executive Chairman of the Company since February 2015, and has been Chairman of the Company Board since the Company’s organization in 1994. Prior to his appointment as Executive Chairman of the Company, Mr. Smith had been Chief Executive Officer of the Company since 1994. Mr. Smith is also the founder of Sonic Automotive, Inc. (“SAI”) and has served as the Executive Chairman of SAI since July 2015. Mr. Smith served as Chairman and Chief Executive Officer of SAI from January 1997 until July 2015. Mr. Smith is also a director of SAI.
William R. Brooks*	69	Mr. William R. Brooks is Vice President and Chief Financial Officer of Parent and Purchaser. He has also been Vice President, Treasurer, Chief Financial Officer and a director of the Company since its organization in 1994. Mr. Brooks became an Executive Vice President of the Company in February 2004 and, in May 2008, he was promoted to Vice Chairman of the Company. Mr. Brooks has served as a director of the Company since 1994 and has served as a director of SAI since 1997.
Randall A. Storey*	69	Mr. Randall A. Storey currently serves as Senior Tax Advisor of the Company. Mr. Storey was Tax Director of the Company from December 1994 until April 2019. Additionally, Mr. Storey served as Treasurer and Assistant Secretary of Speedway Children’s Charities, a non-profit 501(c)(3) organization started by O. Bruton Smith, from January 1995 until March 2018.
B. Scott Smith	51	Mr. B. Scott Smith is an Executive Vice President of Parent and Purchaser, a manager of OBS and a director of the Company. Mr. Smith is also the co-founder of SAI and previously served as Chief Executive Officer, President and a director of SAI through September 2018. Mr. Smith was appointed as a director of SAI at its inception in January 1997. Mr. Smith was appointed Chief Executive Officer of SAI in July 2015 and was appointed President of SAI in March 2007. He and also served as SAI’s Vice Chairman and Chief Strategic Officer from October 2002 through March 2007.
Marcus G. Smith	46	Mr. Marcus G. Smith is an Executive Vice President of Parent and Purchaser and a manager of OBS. Mr. Smith became a director of the Company in 2004 and was appointed Chief Executive Officer of the Company in February 2015. Mr. Smith continues to serve as President of the Company, a position he has held since May 2008. Mr. Smith previously served as Chief Operating Officer of the Company from May 2008 to February 2015.
David Bruton Smith	45	Mr. David Bruton Smith is an Executive Vice President of Parent and Purchaser and a manager of OBS. Mr. Smith was elected Chief Executive Officer of SAI in September 2018. Prior to his election as Chief Executive Officer, Mr. Smith served as SAI’s Executive Vice Chairman and Chief Strategic Officer from March 2018 to September 2018 and as SAI’s Vice Chairman from March 2013 to March 2018. Mr. Smith has served as a director of SAI since October 2008.

Directors and Executive Officers of Purchaser

The name, age, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with us. Unless otherwise indicated, the business address of each director and executive officer of Purchaser is 5401 East Independence Blvd., Charlotte, North Carolina 28212. All directors and executive officers are citizens of the United States. Directors are identified by an asterisk.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
O. Bruton Smith	92	Mr. O. Bruton Smith is Chief Executive Officer and President of Parent and Purchaser and a manager of OBS. Mr. Smith has been Executive Chairman of the Company since February 2015, and has been Chairman of the Company Board since the Company’s organization in 1994. Prior to his appointment as Executive Chairman of the Company, Mr. Smith had been Chief Executive Officer of the Company since 1994. Mr. Smith is also the founder of Sonic Automotive, Inc. (“SAI”) and has served as the Executive Chairman of SAI since July 2015. Mr. Smith served as Chairman and Chief Executive Officer of SAI from January 1997 until July 2015. Mr. Smith is also a director of SAI.
B. Scott Smith	51	Mr. B. Scott Smith is an Executive Vice President of Parent and Purchaser, a manager of OBS and a director of the Company. Mr. Smith is also the co-founder of SAI and previously served as Chief Executive Officer, President and a director of SAI through September 2018. Mr. Smith was appointed as a director of SAI at its inception in January 1997. Mr. Smith was appointed Chief Executive Officer of SAI in July 2015 and was appointed President of SAI in March 2007. He and also served as SAI’s Vice Chairman and Chief Strategic Officer from October 2002 through March 2007.
Marcus G. Smith*	46	Mr. Marcus G. Smith is an Executive Vice President of Parent and Purchaser and a manager of OBS. Mr. Smith became a director of the Company in 2004 and was appointed Chief Executive Officer of the Company in February 2015. Mr. Smith continues to serve as President of the Company, a position he has held since May 2008. Mr. Smith previously served as Chief Operating Officer of the Company from May 2008 to February 2015.
David Bruton Smith	45	Mr. David Bruton Smith is an Executive Vice President of Parent and Purchaser and a manager of OBS. Mr. Smith was elected Chief Executive Officer of SAI in September 2018. Prior to his election as Chief Executive Officer, Mr. Smith served as SAI’s Executive Vice Chairman and Chief Strategic Officer from March 2018 to September 2018 and as SAI’s Vice Chairman from March 2013 to March 2018. Mr. Smith has served as a director of SAI since October 2008.
William R. Brooks*	69	Mr. William R. Brooks is Vice President and Chief Financial Officer of Parent and Purchaser. He has also been Vice President, Treasurer, Chief Financial Officer and a director of the Company since its organization in 1994. Mr. Brooks became an Executive Vice President of the Company in February 2004 and, in May 2008, he was promoted to Vice Chairman of the Company. Mr. Brooks has served as a director of the Company since 1994 and has served as a director of SAI since 1997.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth (i) certain information with respect to the Shares beneficially owned by Parent and Purchaser and, to the best of their knowledge, their respective directors and officers and the controlling shareholders of Parent and (ii) the purchases of Shares by Parent and Purchaser and, to the best of their knowledge, their respective directors and officers, and the controlling shareholders of Parent during the past sixty days. The security ownership information in the table below is given as of July 26, 2019 and, in the case of percentage ownership information, is based on 40,853,902 Shares outstanding as of August 9, 2019. Beneficial ownership is determined in accordance with the rules of the SEC (except as noted below).

	Securities Ownership
Filing Person	Number		Percent	Securities Transactions for Past 60 Days
Parent	23,700,000		58.0%	None
Purchaser	0		0%	None
All directors, officers and controlling shareholders of Parent as a group(1)	5,719,307	(2)	14.0%	None
All directors and officers of the Purchaser as a group	5,692,732	(2)	13.9%	None

 _________________

(1)	The Shares owned by Parent are not included in the number or percentage of Shares beneficially owned by the directors, officers and controlling shareholders of Parent.
(2)

Excludes 127,258 restricted stock units granted to Marcus G. Smith under the Speedway Motorsports, Inc. 2013 Stock Incentive Plan, as amended and restated as of April 19, 2017, which are subject to performance- and time-based vesting conditions. Approximately 122,037 shares are pledged by Mr. Marcus G. Smith as security for loans.

SCHEDULE II

General Corporation Law of Delaware
Section 262 – Appraisal Rights

(a)

Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)

Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, §254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)

Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)

In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)

Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)

If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)

Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)

Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)

At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)

After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)

The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)

The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)

From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)

The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at the address set forth below:

The Depositary for the Offer is:

American Stock Transfer & Trust Company, LLC

By Mail or Overnight Carrier: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	By Facsimile Transmission: (For Eligible Institutions Only) (718) 234-5001

If you have questions or need additional copies of this Offer to Purchase. the Letter of Transmittal or other tender offer materials, you can contact the Information Agent at its mailing address, email address or telephone numbers set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

1407 Broadway
New York, New York 10018

(212) 929-5500
or
Call Toll Free: (800) 322-2885
Email: tenderoffer@mackenziepartners.com